UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CNET Networks, Inc.

(Name of Subject Company)

CNET Networks, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.0001 per share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

12613R104

(CUSIP Number of Class of Securities)

Andy Sherman

Senior Vice President, General Counsel and Corporate Secretary

235 Second Street

San Francisco, California 94105

(415) 344-2000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Morton A. Pierce

Chang-Do Gong

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1.	Subject Company Information

(a)	Name and Address.

The name of the subject company is CNET Networks, Inc., a Delaware corporation (“CNET” or the “Company”). The address of the principal executive offices of the Company is 235 Second Street, San Francisco, California 94105, and the Company’s telephone number is (415) 344-2000.

(b)	Class of Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule”) relates is the common stock, par value $0.0001 per share, of the Company (the “Common Stock”), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Rights”) issued pursuant to the Rights Agreement dated as of January 11, 2008, as amended, between the Company and Computershare Trust Company, N.A., as rights agent (such shares of Common Stock, together with the associated Rights, the “Shares”, and each, a “Share”). As of the close of business on May 21, 2008, there were 153,174,786 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person

(a)	Name and Address.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.

(b)	Tender Offer.

This Schedule relates to a tender offer by Ten Acquisition Corp., a Delaware corporation (“Offeror”), disclosed in a Tender Offer Statement on Schedule TO, dated May 23, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $11.50 per Share, net to the seller in cash (subject to applicable withholding tax), without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The consideration offered per Share, together with all the terms and conditions of the Offeror’s tender offer, as set forth in the Offer to Purchase and the Letter of Transmittal, as they may be amended from time to time, is referred to in this Schedule as the “Offer.” Offeror is a wholly owned subsidiary of CBS Corporation, a Delaware corporation (“CBS” or “Parent”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 15, 2008 (as such may be amended from time to time, the “Merger Agreement”), among Parent, Offeror and the Company. Offeror’s obligation to purchase Shares tendered in the Offer is subject, among other things, to the valid tender of Shares representing more than 50% of the outstanding Shares on a “fully-diluted basis,” as defined in the Merger Agreement (the “Minimum Condition”). The Merger Agreement provides, among other things, for the making of the Offer and further provides that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Merger Effective Time”), each Share (other than Shares owned by Parent, the Company or N Holdings I, Inc., a subsidiary of Parent, Shares owned directly by the Company as treasury stock and Shares held by stockholders who are entitled to and who have properly demanded and perfected appraisal rights under the DGCL) that is not tendered pursuant to the Offer will be converted into the right to receive cash in the amount equal to the Offer Price, and each such Share will cease to be outstanding, will automatically be cancelled and will cease to exist. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Following the completion of the Offer, subject to certain conditions described below under Item 8(a) “Additional Information—Top-Up Option”, if a majority but fewer than 90% of the issued and outstanding Shares are accepted for payment in the Offer, the Company has granted Offeror an option to purchase from the Company a number of Shares that, when added to the Shares that Parent and its affiliates (including the Offeror) own after the Offer is completed, will constitute the least amount required for Parent and its affiliates to own one (1) Share more than 90% of the outstanding Shares (such option, the “Top-up Option”).

The initial expiration date for the Offer is 12:00 Midnight, New York City time, on June 20, 2008 (the “Initial Expiration Date”), subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law, including extension of the Offer for up to 10 business days upon the written request of the Company no less than two (2) days prior to Initial Expiration Date regardless of whether all of the conditions to the Offer set forth in the Merger Agreement have been satisfied or waived prior to the Initial Expiration Date.

As set forth in the Schedule TO, the address of the principal executive office of Parent and Offeror is 51 West 52nd Street, New York, New York 10019.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Conflicts of Interest

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) their respective executive officers, directors or affiliates; or (ii) Parent, Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Offeror’s right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the “Company Board”) other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

(a)	The Subject Company, its Executive Officers, Directors or Affiliates

The following is a discussion of all known material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

Interests of Certain Persons

Certain members of management and the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of the Company’s stockholders generally. The Company Board was aware of these interests during its deliberations on the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule. As described below, consummation of the Offer will constitute a change in control of the Company under agreements between the Company and certain of its executive officers and other key employees. In addition, in connection with entering into the Merger Agreement, the Company agreed to make certain payments to certain executive officers of the Company.

Severance Agreements with Zander J. Lurie, Joseph Gillespie and Andy Sherman

On January 14, 2008, the Company Board, upon recommendation of the Compensation Committee of the Company Board (composed solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) (the “Compensation Committee”) and with the advice of Frederic W. Cook & Co., the Company’s independent compensation consultant, approved executive severance agreements for each of Joseph Gillespie and Andy Sherman and certain other members of the Company’s senior management (other than Neil M. Ashe). On March 10, 2008, Zander J. Lurie entered into an executive severance agreement that was approved by the Compensation Committee in connection with his appointment as Chief Financial Officer. Each of the executive severance agreements has an initial termination date of December 31, 2010, subject to certain renewal provisions; provided, that, if the executive’s employment is terminated for reasons and circumstances other than as set forth in the following two (2) paragraphs, the agreements shall terminate as of the date of such termination.

The executive severance agreements entered into with each of Messrs. Lurie, Gillespie and Sherman provide that if, other than in connection with a change in control, such executive officer’s employment is terminated by the Company without cause or if the executive officer resigns for good reason, then he will receive a lump sum payment equal to the sum of (i) base salary accrued but unpaid through the date of termination (ii) earned but unpaid annual bonus for with respect to which the performance period to earn such bonus has closed, (iii) accrued but unused paid time off or sick pay, (iv) unreimbursed business expenses, (v) any other compensation or benefits which may be owed or provided to such executive officer in accordance with the Company’s benefit plans or programs, (vi) a lump sum severance payment equal to 12 months of such executive officer’s base salary in effect immediately prior to such executive officer’s termination and (vii) continued payment of health care premiums until the earlier of 12 months following the date of termination or the date that such executive officer first becomes eligible to participate in any other medical benefits plan.

The executive severance agreements entered into with Messrs. Lurie, Gillespie and Sherman provide that if such executive officer’s employment is terminated by the Company without cause or if such executive officer resigns for good reason, in either case in connection with a change in control (but no more than six (6) months prior to such change in control) or within 24 months following a change in control, then such executive officer would be entitled to receive a lump sum payment equal to the sum of (i) base salary accrued but unpaid through the date of termination, (ii) earned but unpaid annual bonus for periods with respect to which the performance period to earn such bonus has closed, (iii) accrued but unused paid time off or sick pay, (iv) unreimbursed business expenses, (v) any other compensation or benefits which may be owed or provided to such executive officer in accordance with any of the Company’s benefit plans or programs, (vi) lump sum payment of 12 months of base salary (defined as the higher of (1) the base salary as in effect for the year in which the termination occurs, or (2) base salary as in effect for the year in which the change in control occurs) and (vii) a lump sum amount equal to the pro rata portion of the annual cash performance bonus (defined as the higher of the annual incentive bonus which the executive officer was eligible for (1) in the year of termination or (2) in the year in which the change in control occurs), assuming all applicable performance targets are attained at the target level based on the number of days the executive was employed during the year of termination through the termination date. In addition, all of such executive officer’s equity awards subject to time-vesting under our equity incentive plans would become fully vested and the executive officer’s stock options would become immediately exercisable until the earlier of their original expiration date or the first anniversary of the termination date. The executive officer would also be entitled to continued payment of health care premiums until the earlier of 12 months following the date of termination or the date that such executive officer first becomes eligible to participate in any other medical benefits plan.

Provision of all such severance and change in control benefits is conditioned upon the executive officer’s execution and non-revocation of a release of claims against the Company, compliance with a proprietary rights agreement and a non-solicitation covenant in which for 12 months following the date of termination, such executive officer will not solicit or influence the Company’s customers, clients or personnel.

Following an executive officer’s termination of employment, the Company will pay the executive officer’s legal fees and expenses, under certain circumstances, in connection with the interpretation, enforcement or defense of the executive officer’s rights under the executive severance agreement. If any payment or benefit received or to be received by the executive officer pursuant to the severance agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, then we will pay the executive officer only such amounts as will not exceed the amount that produces the greatest after-tax benefit to the executive officer.

The following definitions are used for the purposes of the executive severance agreements with Messrs. Lurie, Gillespie and Sherman:

“Change in control” and “cause” have the same definitions as described in the Information Statement under “Potential Payments Upon Termination or Change in Control—Employment Agreements with Neil M. Ashe and George E. Mazzotta.”

Any act or omission that constitutes a termination for cause shall not constitute a termination for cause if the Company does not send the executive officer a notice of termination within 45 days of the event; or in certain circumstances, if the executive officer cures the act or omission within 20 days after delivery of the notice.

Resignations for “good reason” generally include the executive officer’s resignation from the Company other than as a result of his death, disability or for cause, provided that his resignation occurs within 90 days after the occurrence of:

•	a material reduction in base salary, annual bonus or benefits;

•

solely in the case of termination not in connection with a change in control, an assignment to or removal of duties or responsibilities that results in a position that is not reasonably consistent with an executive or senior management level position; provided that a Non-CIC Business Related Change (as defined below) shall not constitute grounds for “good reason” resignation;

•

solely in the case of termination in connection with a change in control, assignment or removal of duties or responsibilities that results in a material diminution in overall duties, authority or scope of responsibilities, including, with respect to Mr. Lurie and Mr. Sherman, as a result of the Company ceasing to be a publicly-traded corporation;

•

solely in the case of termination in connection with a change in control, the relocation of the executive officer’s employment to a location more than 30 miles from the executive officer’s then present location and more than 30 miles from the executive officer’s then present residence without the executive officer’s consent; or

•	failure of a successor upon a change in control to assume in writing and without qualification all obligations under the executive severance agreement.

Any act or omission that constitutes a resignation for good reason shall not constitute a termination for good reason if the executive officer does not send the Company a notice of termination within 45 days of the event or if the Company reverses the action or cures the act or omission within 20 days after delivery of the notice.

“Non-CIC Business Related Change” means a change to the executive officer’s title, reporting line, duties or responsibilities (including without limitation the removal of the executive officer from the Company’s executive committee or a change in the executive officer’s position relative to other executive level employees of the Company) that is made prior to the occurrence of a change in control and is made not in connection with a change in control if, following such change, the executive officer remains in a position reasonably consistent with an executive or senior management level position with the Company or its affiliates.

Additional Employee and Compensation Arrangements

At the request of Parent, and in conjunction with the execution of the Merger Agreement, each of Mr. Ashe and Mr. Lurie entered into an employment agreement, dated May 15, 2008, with the Company and Parent (respectively, the “Amended and Restated Ashe Employment Agreement” and the “Lurie Employment Agreement”) to continue their employment with the Company subject to and effective upon the closing of the Merger. The Amended and Restated Ashe Employment Agreement amends and restates that certain Employment Agreement, dated December 20, 2006 between Mr. Ashe and the Company (the “Ashe Employment Agreement”), as described in the Information Statement under “Potential Payments Upon Termination or Change in Control—Neil M. Ashe Employment Agreement.” The Amended and Restated Ashe Employment Agreement contains a three (3) year term and the Lurie Employment Agreement contains a two (2) year term, in each case, commencing from the Merger Effective Time.

Pursuant to the terms of the Amended and Restated Ashe Employment Agreement, Mr. Ashe will receive $500,000 plus an additional amount equal to the pro rata portion of his annual bonus for the year in which the Merger Effective Time occurs. Pursuant to the terms of the Lurie Employment Agreement, Mr. Lurie will receive $350,000 plus an additional amount equal to the pro rata portion of his annual bonus for the year in which the Merger Effective Time occurs. The above-described payments for Messrs. Ashe and Lurie are scheduled to be paid as soon as practicable following the later of January 1, 2009 (but in no event later than January 31, 2009) or the Merger Effective Time. Pursuant to the Amended and Restated Ashe Employment Agreement and the Lurie Employment Agreement, each of Messrs. Ashe and Lurie have agreed (i) to remain employed by CNET during the period of time between the execution of the Merger Agreement and the Merger Effective Time and (ii) that neither the consummation of the Offer or the Merger shall constitute “Good Reason” as defined under the Ashe Employment Agreement, in the case of Mr. Ashe, or the existing severance agreement between the Company and Mr. Lurie, in the case of Mr. Lurie.

Pursuant to the Amended and Restated Ashe Employment Agreement, beginning as of the Merger Effective Time, Mr. Ashe will be paid a salary of $750,000 per annum and will also be eligible to receive annual bonus compensation, with a target bonus of not less than 100% of his annual salary. Mr. Ashe will also be eligible to receive annual grants of long-term incentive compensation under the CBS 2004 Long Term Management Incentive Plan, or any successor plan (the “LTMIP”), with a target long-term incentive award and a grant date value equal to not less than $1,625,000 for each year of the amended and restated employment agreement following 2008. In addition, Mr. Ashe will be eligible to receive an award of stock options under the LTMIP, with a value of $1,625,000, following the close of business 10 trading days after the Merger.

Pursuant to the Lurie Employment Agreement, beginning as of the Merger Effective Time, Mr. Lurie will be paid a salary of $400,000 per annum and will also be eligible to receive annual bonus compensation, with a target bonus of not less than 50% of his annual salary. Mr. Lurie will also be eligible to receive two (2) grants of long-term incentive compensation under the LTMIP, with a target long-term incentive award and a grant date value equal to not less than $1,000,000. For the first grant, Mr. Lurie will be eligible to receive an award of stock options under the LTMIP, with a value of $1,000,000, following the close of business 10 trading days after the Merger.

Both the Amended and Restated Ashe Employment Agreement and the Lurie Employment Agreement provide for certain termination payments and benefits in the event that their employment is terminated “without cause” or if they terminate their employment for “good reason” as defined in such agreements. If either of such executive’s employment is terminated under such circumstances, each agreement provides for a payment to the applicable executive of 12 months of his then current base salary and bonus compensation prorated for the calendar year in which such termination occurs and medical and dental insurance coverage provided under Parent-paid COBRA benefits. In addition, long term incentive compensation will be paid in accordance with the terms of the grants thereof, and any 2008 stock option grants that vest within 18 months after termination will immediately vest on the termination date and remain exercisable until the greater of eighteen (18) months following the termination date or the period provided in the grant agreements.

Both the Amended and Restated Ashe Employment Agreement and the Lurie Employment Agreement also include non-solicitation, non-disparagement, litigation and confidentiality provisions.

The Company has also agreed that Andy Sherman, Senior Vice President, General Counsel and Corporate Secretary, will be paid an amount equal to his annual base salary as of the Merger Effective Time plus an additional amount equal to the pro rata portion of his annual bonus for the year in which the Merger Effective Time occurs. In consideration for, and prior to, such payments, the Company and Parent intend to enter into a formal letter agreement with Mr. Sherman, which will set forth such payments and whereby (i) Mr. Sherman will agree to remain employed by the Company during the period of time between the execution of the Merger Agreement and the Merger Effective Time and (ii) each party shall agree that neither the consummation of the Offer or the Merger shall constitute “Good Reason” as defined under the existing severance agreement between the Company and Mr. Sherman. Except as otherwise provided in the letter agreement, it is intended that the existing severance agreement for Mr. Sherman shall remain in full force and effect in accordance with its terms.

The Merger Agreement provides that the Company shall pay, as soon as practicable following the closing date of the Merger, to each eligible employee of the Company covered by the 2008 Annual Incentive Plan for Executive Employees or the 2008 Annual Incentive Plan for Non-Executive Employees, an amount equal to 25% of his or her target annual bonus for fiscal year 2008 (determined as if all performance targets have been met). Following the Merger Effective Time, Parent agrees to continue such plans in accordance with their terms for the remainder of fiscal year 2008 and based on the budgeted financial targets previously established by the Compensation Committee or the Company’s Incentive Committee, as applicable, for fiscal year 2008, although, any amounts due under such plans for fiscal year 2008 shall be offset by the payments made immediately following the closing date of the Merger, described above.

In addition, the Merger Agreement provides that all annual bonus arrangements for employees of the Company for fiscal year 2007 that have not been paid will be paid in accordance with their terms. The Merger Agreement further provides that bonus plans for fiscal years 2007 and 2008 (including the payments described in the immediately preceding paragraph) will be calculated without taking into account any expenses or costs associated with or arising as a result of the Merger (including any expenses or costs related to actions undertaken in anticipation of the Merger) or any non-recurring charges that would not reasonably be expected to have been incurred had the Merger not been anticipated or occurred.

In connection with the approval by the Company Board of the Merger Agreement, the Offer and the Merger, on May 14, 2008, the Compensation Committee approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 promulgated under the Exchange Act, among other things, each of foregoing arrangements as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

Acceleration of Options

Pursuant to the Merger Agreement, upon consummation of the Merger, each option to purchase Common Stock granted by the Company under any stock plan and remaining outstanding following the consummation of the Offer, having an exercise price lower than the Offer Price, whether vested or unvested, will be cancelled, and the holder of each such option will be entitled to receive an amount in cash equal to the product of the excess of the Offer Price over the exercise price per share of such option, multiplied by the total number of shares subject to such option. In the case of each option having an exercise price per share of Common Stock equal to or greater than the Offer Price, each such option will be assumed by Parent upon the Merger Effective Time and, accordingly, will cease to represent a right to acquire shares of Common Stock and will be converted into an option to purchase shares of common stock of Parent.

Amounts Payable to Executive Officers Upon Consummation of the Merger

The table below sets forth the amounts payable upon consummation of the Merger to the executive officers pursuant to the cash-out of stock options and other arrangements.

Executive Officers	Cash-Out of Stock Options(1)		Payments to Executive Officers(2)
	Previously Vested Options	Accelerated Options	Cash Payment	Bonus(3)
Neil M. Ashe	$4,640,361	$2,418,919	$500,000	$233,990
Zander J. Lurie	$241,124	$651,876	$350,000	$102,322
Joseph Gillespie	$752,102	$739,898	—	—
Andy Sherman	$163,000	$489,000	$260,000	$76,011

(1)

Pursuant to the Merger Agreement, upon consummation of the Merger, each option to purchase Common Stock granted by the Company under any stock plans and remaining outstanding following the consummation of the Offer, having an exercise price lower than the Offer Price, whether vested or unvested, will be cancelled, and the holder of each such option will be entitled to receive an amount in cash equal to the product of the excess of the Offer Price over the exercise price per share of such option, multiplied by the total number of shares subject to such option. In the case of each option having an exercise price per share of Common Stock equal to or greater than the Offer Price, each such option will be assumed by Parent upon the Merger Effective Time and, accordingly, will cease to represent a right to acquire shares of Common Stock and will be converted upon the Merger Effective Time into an option to purchase shares of common stock of Parent. For calculation purposes, amounts shown reflect stock options vested as of August 1, 2008.

(2)

In exchange for an agreement of certain executive officers to remain with the Company following the Effective Time, the Company will pay to such executives an amount equal to the amount that would be payable under their agreements in effect prior to May 15, 2008 in the case of a termination for good reason following a change in control (as such terms are defined in the applicable employment or severance agreements). The agreements relating to such amounts payable to Messrs. Ashe and Lurie are described above. The Company will pay to Mr. Sherman an amount equal to his base salary as of the Merger Effective Time plus an additional amount equal to his pro rata bonus for the year in which the Merger Effective Time occurs, in exchange for the letter agreement described above.

(3)	For calculation purposes, the Effective Time is assumed to be August 1, 2008.

Amount Payable to Directors Upon Consummation of the Merger

The table below sets forth the amounts payable upon consummation of the Merger to the Company’s Non-Employee Directors pursuant to the cash-out of such Directors’ stock options.

Non-Employee Directors	Cash-Out of Stock Options(1)
	Previously Vested Options	Accelerated Options
John C. “Bud” Colligan	$387,700	—
Peter L. S. Currie	$120,400	—
Susanne D. Lyons	$124,250	$92,750
Jarl Mohn	$432,400	—
Betsey Nelson	$285,700	—
Eric P. Robison	$435,250	—
Mark C. Rosenthal	$124,250	$92,750

(1)

Pursuant to the Merger Agreement, upon consummation of the Merger, each option to purchase Common Stock granted by the Company under any stock plans and remaining outstanding following the consummation of the Offer, having an exercise price lower than the Offer Price, whether vested or unvested, will be cancelled, and the holder of each such option will be entitled to receive an amount in cash equal to the product of the excess of the Offer Price over the exercise price per share of such option, multiplied by the total number of shares subject to such option. In the case of each option having an exercise price per share of Common Stock equal to or greater than the Offer Price, each such option will be assumed by Parent upon the Merger Effective Time and, accordingly, will cease to represent a right to acquire shares of Common Stock and will be converted upon the Merger Effective Time into an option to purchase shares of common stock of Parent. For calculation purposes, amounts shown reflect stock options vested as of August 1, 2008.

The foregoing summary is not intended to be complete and such description is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference, and the Amended and Restated Ashe Employment Agreement, the Lurie Employment Agreement and the form of severance agreement entered into between the Company and each of Messrs. Lurie, Gillespie and Sherman, which have been filed as Exhibit (e)(2), Exhibit (e)(3) and Exhibit (e)(4) to this Schedule and are incorporated herein by reference.

Except as provided above or in the Information Statement, there are no employment agreements with any of our executive officers or plans or arrangements that would entitle them to any benefit upon termination, change in control, or other similar event.

Indemnification of Directors and Officers / Directors and Officers’ Insurance

Pursuant to the Merger Agreement, Parent and Offeror agreed that all rights to indemnification by the Company existing on the date of the Merger Agreement in favor of each person who was a director or officer on such date or has been at any time prior to such date or who becomes prior to the Merger Effective Time an officer or director of the Company or any Company Subsidiary (each an “Indemnified Party”) as provided in the Company charter or Company bylaws, in each case as in effect on the date of the Merger Agreement, or pursuant to any other agreements in effect on such date, including provisions relating to the advancement of expenses incurred in the defense of any action or suit or as permitted under applicable law, will survive the Merger and remain in full force and effect for a period of not less than six (6) years after the Merger Effective Time and Parent and Offeror will cause the Company to maintain such rights.

Parent also agreed to cause the individuals serving as officers and directors of the Company immediately prior to the Merger Effective Time who are then covered by the directors’ and officers’ liability insurance policy currently maintained by the Company (a correct and complete copy of which has been delivered to Parent) (the “D&O Insurance”), to be covered for a period of not less than six (6) years after the Merger Effective Time, but only to the extent related to actions or omissions of such officers and directors prior to the Merger Effective Time in their capacities as such; provided that (i) Parent may, or may cause the Surviving Corporation to substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous in any material respect to such former directors or officers and (ii) such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the Merger Effective Time; provided, further, that in no event shall Parent or the Surviving Corporation be required to expend more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (the “Maximum Amount” to maintain or procure insurance coverage pursuant hereto; provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent and the Surviving Corporation shall procure and maintain for such six (6) year period as much coverage as reasonably practicable for the Maximum Amount. Parent shall have the right to cause coverage to be extended under the D&O Insurance by obtaining a six (6) year “tail” policy on terms and conditions no less advantageous than the D&O Insurance, and such “tail” policy will satisfy the obligation to provide such insurance.

The obligations of Parent and the Surviving Corporation regarding indemnification of directors and officers and D&O Insurance will survive the consummation of the Merger and will not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom these provisions apply without the consent of such affected Indemnified Party.

If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the surviving corporation, as the case may be, will assume the obligations regarding indemnification of directors and officers and D&O Insurance.

Parent will cause the Surviving Corporation to perform all of the Surviving Corporation’s obligations regarding indemnification of directors and officers and D&O Insurance and guarantees the payment and performance of the Surviving Corporation pursuant to such obligations.

On May 14, 2008, the Compensation Committee, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 promulgated under the Exchange Act, among other things, approved as “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, the directors and officers indemnification and the D&O Insurance arrangements described above.

(b)	The Offeror, its Executive Officers, Directors or Affiliates

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and Offeror or Parent relating to the Offer.

The Confidentiality Agreement

In connection with the process leading to the execution of the Merger Agreement, the Company and Parent entered into a Confidentiality Agreement dated as of May 7, 2008 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, as a condition to being furnished certain confidential information by the Company, Parent agreed, among other things, to use such confidential information solely for the purpose of evaluating a transaction between the Company and Parent, subject to certain exceptions and, for a period of 18 months from the date of the Confidentiality Agreement, not to use the confidential information to divert or attempt to divert any business or customer of the Company, subject to certain exceptions. Parent also agreed not to solicit for hire or hire any executive officer of the Company or any employee of the Company with whom Parent first came into contact in connection with the consideration or evaluation of the transaction, subject to certain exceptions.

The Merger Agreement

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to the Schedule TO, are incorporated in this Schedule by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Offeror in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Offeror may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Representation on the Company’s Board of Directors

The Merger Agreement provides that upon the first acceptance by Offeror of payment for any Shares tendered pursuant to the Offer (the “Acceptance Time”), and at all times thereafter, Parent will be entitled to designate a number of the Company’s directors, rounded up to the next whole number, equal to the percentage of Shares beneficially owned by Parent, Offeror or any of their affiliates relative to the total number of outstanding Shares on a fully diluted basis, without regard to unvested options to acquire Common Stock and Rights. Under the terms of the Merger Agreement, the Company will take all actions reasonably necessary to effect the election of said directors to the Company Board, including using commercially reasonable efforts to secure the resignation of directors, promptly filling vacancies or newly created directorships on the Company Board, increasing the size of the Company Board and/or amending the Company’s bylaws. The Company Board, upon Parent’s request following the Acceptance Time, and at all times thereafter, will cause the number of Parent’s designees (rounded up to the next whole number) to constitute the same percentage as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case, to the extent permitted by applicable law and the “Marketplace Rules” for NASDAQ-listed companies. However, prior to the Merger Effective Time, the Company Board will include at least three (3) of the Company’s current directors (the “Continuing Directors”). Notwithstanding the foregoing sentence, after Parent’s designees are elected or appointed to the Company Board and until the Merger Effective Time, Parent’s designees shall constitute a majority of the Board. In addition, after Parent’s designees are elected or appointed to the Company Board and until the Merger Effective Time, approval by a majority of the Continuing Directors will be required to (a) amend or terminate the Merger Agreement on behalf of the Company; (b) approve any extensions of time for the performance of any of the obligations or other acts of Parent or Offeror pursuant to the Merger Agreement; (c) waive compliance with any covenant of Parent or Offeror or any condition to any obligation of the Company or any waiver of any right of the Company under the Merger Agreement; and (d) authorize any other consent or action by the Company or the Company Board with respect to the Merger Agreement, the Offer or the Merger or any transaction contemplated thereby or in connection therewith.

Item 4.	The Solicitation or Recommendation

(a)	Recommendation

The Company Board, during a meeting held May 14, 2008, unanimously determined the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of, (i) the Company and its stockholders and (ii) adopted resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Company Board unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt the Merger Agreement.

(b)	Background and Reasons for the Recommendation

The Company Board has periodically assessed the Company’s strategic alternatives by considering market opportunities, the overall state of the Company’s business, the future of the Company’s industry and the best interests of the Company’s stockholders. In connection with this ongoing assessment, from time to time the Company has considered possible strategic transactions with third parties as a way of maximizing stockholder value. Until recently, none of those considerations led to meaningful discussions with any third party concerning a strategic transaction.

In early 2007, a potential strategic partner contacted Mr. Ashe and indicated a preliminary interest in exploring a possible transaction with the Company, but did not pursue that interest.

In early April 2007, Fredric Reynolds, Chief Financial Officer of Parent, Joseph Ianniello, Senior Vice President, Finance, and Treasurer of Parent, Quincy Smith, President of CBS Interactive, and Patrick Keane, Executive Vice President and Chief Marketing Officer of CBS Interactive, met with members of the Company’s management, including Mr. Ashe and Mr. Lurie, then Senior Vice President of Strategy and Development and currently Chief Financial Officer of the Company, and discussed potential strategic business opportunities.

In late 2007, after discussions with the Company Board, Mr. Ashe contacted a different potential strategic partner to discuss the possibility of a transaction with the Company. Subsequently, in late 2007, representatives of this strategic partner participated in a meeting with Mr. Ashe at the Company’s offices in San Francisco, California and at such meeting expressed an interest in a potential acquisition of the Company. No specific proposals resulted from this meeting.

In December of 2007, Leslie Moonves, Chief Executive Officer of Parent, contacted Jarl Mohn, Chairman of the Company Board, to further discuss potential strategic business opportunities. Mr. Mohn suggested that Mr. Moonves contact Mr. Ashe. In January of 2008, Mr. Moonves contacted Mr. Ashe to express an interest in continuing to explore potential strategic business opportunities.

By a letter dated December 26, 2007, JANA Master Fund, Ltd. (“JANA”) notified the Company of its intention to propose amendments to the Company’s bylaws to expand the size of the Company Board and nominate directors constituting a majority of the Company Board for election at the Company’s annual meeting of stockholders. JANA also requested a list of stockholders for the purpose of communicating with other stockholders of the Company and facilitating a potential proxy solicitation of stockholders. The Company informed JANA by a letter dated January 3, 2008 that it viewed JANA’s proposals as improper under the Company bylaws. Subsequently, the Company complied with JANA’s request for a list of stockholders.

On January 7, 2008, JANA commenced an action in the Court of Chancery of the State of Delaware (the “Court of Chancery”) for declaratory and injunctive relief requesting, among other things, that the Court of Chancery declare certain provisions of the Company’s bylaws invalid and enjoin the application of such provisions to JANA’s proposals. Also on January 7, 2008, JANA reported to the Securities and Exchange Commission (the “SEC”) aggregate beneficial ownership with other members of its investment group of approximately 8% of the outstanding Common Stock. Subsequently, JANA and the other members of its investment group made additional filings disclosing increased beneficial ownership of Common Stock up to just below 15% of the outstanding Common Stock. On March 13, 2008, the Court of Chancery issued its decision finding that the bylaw provisions in question were not applicable to JANA’s proposals. The Company appealed this decision to the Supreme Court of the State of Delaware which on May 13, 2008 affirmed the decision of the Court of Chancery.

At a telephonic meeting on January 11, 2008, the Company Board approved Morgan Stanley & Co. Incorporated (“Morgan Stanley”), and Allen & Company as financial advisors to the Company. At this meeting the Company Board also adopted a stockholder rights plan designed to deter coercive takeover tactics.

On January 14, 2008, the Company Board, upon recommendation of the compensation committee of the Company Board and with the advice of an independent compensation consultant, approved severance agreements for certain members of management, including senior management other than Mr. Ashe.

On January 31, 2008, a representative of a private investment firm contacted Mr. Ashe regarding a potential minority investment in the Company. The Company entered into a confidentiality agreement with the private investment firm to enable the Company to provide information to the firm. Between January 31, 2008 and

April 7, 2008, representatives of the Company and the private investment firm discussed a potential transaction. After a discussion among the Company Board, members of the Company’s management and Morgan Stanley regarding the potential transaction with the private investment firm, the Company Board did not view such a transaction as in the best interests of the Company’s stockholders based on the proposed terms and discussions were terminated.

On March 3, 2008, Mr. Reynolds contacted Mr. Ashe to express Parent’s interest in having a meeting to discuss a potential strategic transaction. On March 18, 2008, representatives of Parent, including Messrs. Moonves and Reynolds, participated in a meeting with representatives of the Company, including Messrs. Ashe and Lurie at the Company’s offices in San Francisco, California. The parties discussed the possibility of pursuing a business combination of Company and Parent.

On April 2, 2008, Mr. Reynolds called Mr. Ashe and indicated that Parent was interested in exploring an acquisition of the Company by Parent and was considering a potential purchase price of $10.50 per share which was approximately a 40% premium to the Shares’ closing price on the prior day. Mr. Reynolds also stated that the retention of Mr. Ashe was critical to Parent’s valuation of the Company. However, no terms or details of any possible employment agreement were discussed at this time and nothing further regarding the continued role of management was discussed at or following that time until described below. Mr. Ashe told Mr. Reynolds that he would report to the Company Board the information Mr. Reynolds had provided and get back to Mr. Reynolds.

Subsequent to the meeting with Parent in early April of 2008, the other potential strategic partner that had expressed an interest in a potential acquisition of the Company contacted a representative of Morgan Stanley to advise that it was not in a position to pursue a transaction with the Company at that time.

After discussions with the members of the Board, on April 9, 2008, Mr. Ashe called Mr. Reynolds to advise him that the Company Board viewed a $10.50 per share purchase as too low. Mr. Ashe suggested that the parties enter into a confidentiality agreement to enable the Company to provide non-public information regarding the Company for Parent’s review. Subsequently, the Company provided a confidentiality agreement to Parent. Parent took issue with the “standstill” provisions contained in the confidentiality agreement which would have restricted Parent from making proposals to acquire the Company without the Company’s consent for a period of time. The parties did not enter into the confidentiality agreement.

On April 18, 2008, the Company Board held a telephonic meeting, also attended by representatives of the Company’s management and Morgan Stanley. At the meeting, representatives of the Company’s management and Morgan Stanley discussed with the Company Board the discussions with the third parties noted above, including Parent, regarding a potential strategic transaction, and the Company’s management updated the Company Board on the status of certain of the Company’s strategic alternatives.

On April 24, 2008, Mr. Moonves contacted Mr. Ashe to continue discussions regarding a potential transaction. Later that same day, after the Company had released its financial results for the quarter ended March 31, 2008, Mr. Reynolds contacted Mr. Ashe to further discuss the potential for a strategic transaction.

On May 1, 2008, Mr. Reynolds called Mr. Ashe to reiterate Parent’s interest in pursuing a potential acquisition of the Company at a price of $10.50 per Share and the possibility of a modest increase if Parent’s due diligence review of the Company warranted such increase. Mr. Reynolds noted Parent’s ability to move forward very quickly to conclude a successful transaction. During this call, Mr. Reynolds also informed Mr. Ashe that Parent had acquired Shares in the open market.

On May 2, 2008, Mr. Ashe explained to Mr. Reynolds that the Company Board did not view the $10.50 per share proposed purchase price as sufficiently valuing the Company, particularly in light of recent Company initiatives and transactions. Mr. Ashe also informed Mr. Reynolds that Morgan Stanley was acting as the Company’s financial advisor, and that a representative of Morgan Stanley would be contacting Mr. Reynolds. Later on May 2, 2008, a representative of Morgan Stanley advised Mr. Reynolds that Parent should submit to the Company in writing Parent’s proposed material terms for a transaction with the Company and increase the proposed offer price.

On May 5, 2008, Parent delivered to a representative of Morgan Stanley a non-binding written proposal stating that Parent was prepared to acquire the Company for $10.75 per share in cash. The proposal noted that the offer price represented a 42% premium to CNET’s closing share price on May 2, 2008, as well as a 42% premium to CNET’s average closing share price over the previous three months. The proposal also noted the strength of Parent’s balance sheet and indicated that the proposed transaction would not be subject to any financing condition and that Parent was prepared to effect the transaction by means of a merger agreement which, if agreeable to the Company, would contemplate a cash tender offer to the Company’s stockholders followed by a second-step merger. The proposal contemplated a $75 million termination fee and indicated that Parent would require the Company’s agreement on other terms and conditions such as non-solicitation provisions and the ability of Parent to match a superior offer. The proposal also contemplated that the Company would sign the proposal and thereby enter into a 10 day exclusivity period during which the parties would negotiate definitive agreements for the proposed transaction. The Company declined to execute the proposal.

On May 5, 2008, the Company Board held a telephonic meeting to consider the proposal received from Parent. A representative of Morgan Stanley updated the Company Board on the discussions with Parent concerning a possible transaction and reviewed with the Company Board the key terms of the proposal from Parent and discussed the proposal in light of Morgan Stanley’s preliminary financial analysis of the Company. A representative of Dewey & LeBoeuf LLP (“Dewey & LeBoeuf”) reviewed with the Company Board its fiduciary duties under Delaware law in the context of a potential sale of control of the Company. Following discussion, the consensus of the Company Board was that the $10.75 offer price was too low and the $75 million termination fee was too high. The Company Board then directed Morgan Stanley, Dewey & LeBoeuf and management to continue to explore the possibility of a transaction with Parent and seek to improve the financial terms of the transaction and reduce the barriers to an alternative bid.

Following the Board meeting on May 5, 2008, at the direction of the Company Board, a representative of Morgan Stanley spoke to a representative of Parent and indicated that the Company would be interested in exploring the possibility of a transaction with Parent but at a higher price and with a lower termination fee. The representative also explained that the Company would require that any definitive agreement for a transaction with Parent contain reasonable provisions allowing the Company to pursue an acquisition proposal submitted by a third party.

On May 7, 2008, Parent and the Company entered into a confidentiality agreement requiring Parent to keep confidential any non-public information regarding the Company provided to Parent in connection with its evaluation of a potential transaction. The confidentiality agreement did not contain a “standstill” provision. Later that day, Messrs. Ashe and Lurie met with Messrs. Moonves and Reynolds and other members of Parent management during which meeting Mr. Reynolds reiterated Parent’s interest in pursuing an acquisition of the Company. Messrs. Ashe and Lurie then explained the view of the Company Board and management regarding the long-term value of the Company, particularly in light of recent Company initiatives and transactions, and that in light of the long-term value of the Company, Parent would need to increase its offer above the $10.75 per share price indicated in Parent’s proposal in order to gain support for the transaction from the Company Board. Mr. Reynolds indicated that Parent would reconsider its offer price and that Parent would also like to review certain additional information to assist it in valuing the Company. Following the meeting between Messrs. Ashe, Lurie and Reynolds, Parent submitted to the Company a request for additional due diligence information and the Company provided the requested information.

On May 8, 2008, a representative of Morgan Stanley spoke to Mr. Reynolds to discuss the timing of further negotiations. The Morgan Stanley representative and Mr. Reynolds discussed that the respective parties would prefer to determine as soon as possible whether an agreement was likely to be reached and that certain deal terms, in addition to price, such as the amount of any termination fee and the ability of the Company to pursue third-party acquisition proposals, would be important points to resolve in working towards a definitive agreement. Messrs. Ashe and Lurie met with Messrs. Moonves, Reynolds and other members of Parent’s management to further discuss a potential transaction. On the evening of May 8, 2008, Dewey & LeBoeuf provided a draft merger agreement to Parent and Weil, Gotshal & Manges LLP (“Weil Gotshal”), legal counsel for Parent, and Weil Gotshal commenced its due diligence investigation.

On May 9, 2008, representatives of the Company and Parent engaged in a series of meetings and conference calls to discuss further the Company’s business. Later that same day, a telephonic Company Board meeting was held, at which Company management and Morgan Stanley provided an update on the status of discussions with Parent.

On May 10, 2008, Weil Gotshal provided Parent’s comments to the draft merger agreement which indicated a termination fee of 3.5% of the equity value of the Company. Also on May 10, 2008, Parent advised a representative of Morgan Stanley that it was willing to raise its offer to $11.25 per share. Weil Gotshal also informed Dewey & LeBoeuf that, as a condition to signing a definitive merger agreement, Parent would require that employment agreements with Messrs. Ashe and Lurie be executed. After discussion with Dewey & LeBoeuf, Messrs. Ashe and Lurie determined not to discuss or negotiate any potential employment agreements with Parent unless and until Parent had submitted a proposal for a transaction with the Company which was deemed acceptable and in the best interests of the Company’s stockholders by the Company Board. In addition, as suggested by Dewey & LeBoeuf, Messrs. Ashe and Lurie determined to use counsel other than Dewey & LeBoeuf for any negotiations with respect to the proposed employment agreements since Dewey & LeBoeuf was representing the Company in the proposed transaction with Parent. Later on May 10, 2008, Messrs. Ashe and Lurie and representatives of Morgan Stanley and Dewey & LeBoeuf discussed on a conference call that based on the prior indications of the Company Board the current proposal from Parent of an $11.25 per share purchase price would not be supported by the Company Board and that Parent should be made aware of this fact. Following the conference call, a representative of Morgan Stanley contacted Mr. Reynolds and indicated that Parent would need to increase the purchase price and improve the terms of its proposal in order to gain the support of the Company Board for a transaction.

On May 11, 2008, Parent indicated to a representative of Morgan Stanley that it was raising its bid to $11.50 per share and that it would require a termination fee of 2.5% of the equity value of the Company. Mr. Ashe then contacted Mr. Reynolds to further negotiate the purchase price and termination fee. Mr. Ashe indicated to Mr. Reynolds that he did not believe the combination of an $11.50 per share purchase price and a 2.5% termination fee would be supported by the Company Board. On the evening of May 11, 2008, the Company Board held a telephonic meeting to discuss the status of negotiations with Parent. A representative of Morgan Stanley reviewed with the Company Board Morgan Stanley’s preliminary financial analysis of Parent’s proposal. A representative of Dewey & LeBoeuf then provided the Company Board with an overview of its fiduciary duties in the context of the possible transaction with Parent. The Company Board directed its legal and financial advisors and management to continue to negotiate with Parent to secure, if possible, a higher purchase price and more advantageous termination and solicitation terms. Following the Company Board meeting, at the direction of the Company Board, a representative of Morgan Stanley contacted Mr. Reynolds to further negotiate the purchase price and termination fee.

On May 12, 2008, the parties and their legal and financial advisors continued to negotiate the terms of the merger agreement. Mr. Reynolds contacted a representative of Morgan Stanley and stated that $11.50 per share was Parent’s best and final offer price but that Parent was willing to lower the termination fee to 2.2% (approximately $40 million, based on the offer price) of the equity value of the Company. Mr. Reynolds also indicated that Parent was willing to entertain, among other things, certain changes to the “no shop” and termination provisions of the proposed merger agreement to reduce the barriers to an alternative bid, including a provision that would allow the Company Board to respond to any unsolicited inquiries relating to acquisition proposals as well as extending the minimum time period for the Offer from 20 to 30 business days even if the conditions to consummate the Offer had been met.

On the same day, the Company Board held a telephonic meeting and discussed the proposal from Parent. A representative of Morgan Stanley reviewed Parent’s proposal of an $11.50 per share purchase price with the Company Board. The representative of Morgan Stanley also updated the Company Board on the discussions with Parent to date and explained that, given the several increases in the proposed purchase price, Parent was unlikely to increase the proposed purchase price of $11.50 per share. A representative of Dewey & LeBoeuf described and explained the material terms of the draft merger agreement to the Company Board. The Company Board then directed Morgan Stanley, Dewey & LeBoeuf and management to continue to negotiate with Parent the terms of the transaction.

On May 13, 2008, Parent provided to Messrs. Ashe and Lurie drafts of the proposed employment agreements that Parent requested Messrs. Ashe and Lurie enter into in connection with the possible transaction. Between May 13, 2008 and May 14, 2008 Messrs. Ashe and Lurie and their legal advisors negotiated the terms of such agreements with Parent and its legal advisors.

From May 8, 2008 through May 14, 2008, Parent and the Company and their representatives negotiated the terms of the merger agreement, including the period of time the tender offer would be required to remain open and the provisions governing the Company’s ability to pursue third party acquisition proposals and exchanged multiple drafts of the merger agreement and related documents in connection with the proposed transaction. By May 14, 2008, the parties had negotiated the remaining material terms of the merger agreement which included a 20 business day initial tender offer period which could be extended for 10 business days by the Company even if the conditions to consummating the tender offer had already been met, a termination fee of $35 million, which is less than 2% of the equity value of the Company, and provisions that, while restricting the Company from soliciting alternative acquisition proposals, would allow the Company, during the offer period, to respond to inquiries or alternative acquisition proposals without the Company first having to make a determination that such proposal was reasonably likely to lead to a proposal that was superior to Parent’s proposed terms.

At a telephonic meeting on May 14, 2008, the Compensation Committee, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 promulgated under the Exchange Act, among other things, approved as “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, the Amended and Restated Ashe Employment Agreement, the Lurie Employment Agreement, the arrangements providing for certain cash payments, compensation and benefits, the treatment of options and the directors and officers insurance and indemnification provisions pursuant to the Merger Agreement.

At a telephonic meeting on May 14, 2008, Dewey & LeBoeuf once again reviewed with the Company Board its fiduciary duties, reviewed the draft merger agreement and reported that all material issues on the Merger Agreement had been resolved. The Compensation Committee reported on its meeting with respect to employment arrangements and payments to certain officers. A representative of Morgan Stanley then reviewed with the Company Board its financial analyses of the Company and provided its oral opinion, later confirmed in writing on May 15, 2008, to the effect that, as of such date and based on and subject to the factors and assumptions set forth therein, the $11.50 per share in cash to be received by the holders of shares of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than Parent and its affiliates). The Company Board then unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted resolutions approving and declaring the advisability of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) adopted resolutions recommending that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer, and, if required by applicable law, adopt the Merger Agreement. The Company Board directed its financial and legal advisors and management to finalize the definitive agreements with Parent and its advisors.

On May 15, 2008, the parties finalized and signed the Merger Agreement and issued a joint press release publicly announcing the transaction.

In the course of reaching its determinations to approve the Offer and approve the Merger Agreement and other agreements and other transactions contemplated thereby and to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered numerous factors in consultation with its outside legal and financial advisors and the Company’s senior management, including the following material factors and benefits of the Offer, each of which the Company Board believed supported its determinations:

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the terms and conditions of the Offer and the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, the specified ability of the parties to terminate the Merger Agreement and the fact that the Merger Agreement did not contain a financing condition;

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the $11.50 per share price to be paid in cash for each Share in the Offer and the Merger, which represents approximately a 45% premium over the closing price per Share on May 14, 2008, the last trading day prior to the announcement of the signing of the Merger Agreement;

•	the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value and liquidity of such cash consideration;

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the two-step structure of the transaction, which would allow stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by the second step Merger in which stockholders who have not tendered their Shares in the Offer will receive the same cash Offer Price paid in the Offer;

•

the Company Board’s belief, based in part upon the analysis of the Company’s management, that the transaction with the Offeror is more favorable to the Company than the potential value that could be expected to be generated from the various other strategic alternatives available to the Company, including the alternatives of remaining independent and pursuing the current strategic plan;

•

the financial analyses of Morgan Stanley and its written opinion dated May 15, 2008 to the Company Board to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion, the $11.50 per Share in cash to be received by holders of shares of Company Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Parent and its affiliates);

•

the efforts made by the Company Board and its legal advisors to negotiate a merger agreement favorable to the Company and its stockholders and the financial and other terms and conditions of the Merger Agreement, including the facts that (1) neither the Offer nor the Merger are subject to a financing condition, (2) the conditions to the Offer are specific and limited, and not within the control or discretion of Parent or Offeror and, in the Company Board’s judgment, are likely to be satisfied, and (3) subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement, under certain circumstances, in order to approve an alternative transaction proposed by a third party that is a Company Superior Proposal (as defined in the Merger Agreement) upon the payment to Parent of a $35 million termination fee (which is less than 2% of the cash purchase price) and its belief that such termination fee was reasonable in the context of break-up fees that were payable in other comparable transactions;

•

the ability of the Company, pursuant to the Merger Agreement, to conduct discussions and negotiations with third parties submitting inquiries and acquisition proposals without first having to determine if such acquisition proposals are likely to lead to a proposal superior to the transaction and the overall low barrier to submission of competing acquisition proposals, relative to customary deal protection mechanisms provided in comparable sale transactions involving a strategic buyer;

•

the fact that the Merger Agreement provides that, upon the request of the Company for any reason, including in order to provide the Company additional time to negotiate an alternative acquisition proposal from a third party, Offeror would be required to extend the Offer for up to 10 business days beyond the initial expiration date of the Offer even if the conditions to the consummation of the Offer are satisfied or waived as of the initial expiration date of the Offer;

•	the Company Board’s familiarity with the business, operations, properties and assets, financial condition, business strategy, and prospects of CNET, as well as the risks involved in achieving those prospects, the nature of the Internet media industry, the competition for CNET’s products and content, industry trends, risks inherent in the development and marketing of websites and other Internet destinations and economic and market conditions, both on an historical and on a prospective basis;

•	the likelihood and anticipated timing of completing the Offer, in light of the scope of the conditions to completion;

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the absence of significant regulatory approvals to consummate the Offer and the Merger that could potentially prevent or materially delay the Offer and the Merger or cause either party to exercise its right to terminate the Merger Agreement, as well as the efforts required by the parties to the Merger Agreement to obtain such approvals;

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the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Offeror, which the Company Board believed supported the conclusion that an acquisition transaction with Parent and Offeror could be completed relatively quickly and in an orderly manner;

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the availability of statutory appraisal rights under Delaware law in the second-step Merger for stockholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other stockholders of the Company will be able to receive the Offer Price for their Shares in the Offer and Merger; and

•	the fact that Parent and Offeror have funds on hand for both the Offer and the Merger.

In the course of its deliberations, the Company Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and the transaction, including:

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the possibility that, although the transaction provides Company stockholders with the opportunity to realize a substantial premium over the average price at which the Shares have traded during the prior 12 months, the price of the Shares could potentially have increased in the future to a price greater than $11.50 per share, thus preventing current stockholders from capturing this future upside growth;

•	the restriction that the Merger Agreement imposes on soliciting competing proposals;

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the fact that the Merger Agreement requires the Company to offer Parent a three (3) business day period to negotiate adjustments to the terms and conditions of the Merger Agreement before the Company may determine that a third-party proposal is a Company Superior Proposal (as defined in the Merger Agreement) in order to terminate the Merger Agreement and enter into a definitive agreement for the implementation of such proposal;

•	the fact that the Company must pay Parent a termination fee of $35 million if the Company terminates the Merger Agreement to pursue a Company Superior Proposal (as defined in the Merger Agreement);

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the possibility that the termination fee payable by CNET to Parent may discourage other bidders and, if the Merger Agreement is terminated, impact CNET’s ability to engage in another transaction for up to 12 months following the termination date should the offer not be completed;

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the risks and costs to CNET if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

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the restrictions on the conduct of CNET’s business prior to the completion of the transaction, requiring CNET to conduct its business in the ordinary course of business, and to use its commercially reasonable efforts to preserve intact its business organization, and to preserve its current beneficial relationships with which it has material business relations, which may delay or prevent CNET from undertaking business opportunities that may arise pending completion of the transactions;

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the fact that CNET’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of CNET’s other stockholders as described in Item 3 above and the Information Statement, including, among other things, the employment agreements entered into by Messrs. Ashe and Lurie, the vesting of options and the cash payments payable to certain executives at the completion of the Merger pursuant to their employment arrangements;

•	the fact that the all-cash consideration would be a taxable transaction to the holders of Shares of the Company that are U.S. persons for U.S. Federal income tax purposes; and

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the fact that Parent may terminate the Merger Agreement and not complete the Offer in certain circumstances, including, in the event of a circumstance or occurrence that if occurring after the commencement of the Offer would make it impossible to satisfy one or more of the conditions to the Offer, or if the Company does not perform in any material respect its obligations, agreements and covenants under the Merger Agreement.

The foregoing discussion of the factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but sets forth the principal factors considered by the Company Board. After considering these factors, the Company Board concluded that the positive factors relating to the Merger Agreement and the Offer substantially outweighed the potential negative factors. The Company Board collectively reached the conclusion to approve the Merger Agreement and the related transactions in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the wide variety of factors considered by the Company Board in connection with its evaluation of the Offer, the Merger and the related transactions and the complexity of these matters, the Company Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Company Board. Rather, the Company Board made its unanimous recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

For the reasons described in this Item 4(b), the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares into the Offer.

(c)	Intent to Tender

To the best of the Company’s knowledge, after reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer (other than Shares held directly or indirectly by other public companies, as to which the Company has no knowledge or Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. No subsidiary of the Company owns Shares.

(d)	Opinion of the Company’s Financial Advisor

The Company retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other business combination. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. At the meeting of the Company Board on May 14, 2008, Morgan Stanley rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated May 15,

2008, that as of such date, based upon and subject to the various considerations set forth in the opinion, the consideration to be received by holders of shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than Parent and its affiliates).

The full text of Morgan Stanley’s written opinion, dated as of May 15, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion, is attached hereto as Annex II to this Schedule. We urge you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to the Company Board, addresses only the fairness from a financial point of view of the consideration pursuant to the Merger Agreement to holders of Shares (other than Parent and its affiliates), and does not address any other aspect of the Offer or Merger or constitute a recommendation to any holder of Shares as to whether to accept the Offer or take any other action, or how the stockholders should vote at any stockholder’s meeting held in connection with the Merger. The summary of Morgan Stanley’s opinion set forth in this Schedule is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the management of the Company;

•	reviewed certain publicly available financial projections of the Company prepared by equity research analysts, as discussed with the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for the Company Common Stock;

•	compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of the Company, Parent and their legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company and formed a substantial basis for its opinion. With respect to the financial projections prepared by the management of the Company, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax or regulatory advisor and expressed no opinion as to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the shares of the Company Common Stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of May 15, 2008. Events occurring after May 15, 2008 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any party, other than Parent, with respect to the possible acquisition of the Company or certain of its constituent businesses.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Trading Range Analysis

Morgan Stanley performed a trading range analysis with respect to the historical share prices of Common Stock. Morgan Stanley reviewed the range of closing prices of Common Stock for various periods ended on May 14, 2008. Morgan Stanley observed the following:

Period Ending May 14, 2008	Range of Closing Prices
Last 30 Trading Days	$7.46 – $8.07
Last 12 Months	$6.77 – $9.73

Morgan Stanley noted that the consideration per share of $11.50 reflected a 45% premium to the Company’s closing price of $7.95 on May 14, 2008, and a 48% premium to the average closing price per share of Common Stock for the 30 trading days prior to and including May 14, 2008.

Equity Research Analysts’ Price Targets

Morgan Stanley reviewed and analyzed future public market trading price targets for the Shares prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market-trading price of the Shares and are not discounted to reflect present values. The range of undiscounted equity analyst price targets for the Company was $6.00 to $10.00, and Morgan Stanley noted that the median undiscounted analyst price target was $9.00.

Morgan Stanley noted that the consideration per share to be received by holders of the Company common stock pursuant to the Merger Agreement was $11.50.

The public market trading price targets published by the equity research analysts do not necessarily reflect current market trading prices for the Shares and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Comparable Companies Trading Analysis

Morgan Stanley reviewed and compared certain financial information for the Company with publicly available Wall Street estimates (the “Wall Street Estimates”) for two categories of companies that shared similar business characteristics to the Company.

The comparable companies used in this analysis are as follows:

Internet Leaders

•	Amazon.com, Inc.

•	eBay Inc.

•	Google Inc.

•	Yahoo! Inc.

Online Verticals

•	Bankrate, Inc.

•	Dice Holdings, Inc.

•	Monster Worldwide, Inc.

•	Move, Inc.

•	RealNetworks, Inc.

•	TechTarget, Inc.

•	The Knot, Inc.

•	TheStreet.com, Inc.

•	WebMD Health Corp.

For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparative purposes:

•

the ratios of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated earnings before interest, taxes, depreciation, amortization and stock compensation expense (“EBITDA”) for calendar year 2008 (based on Wall Street Estimates) and for calendar year 2009 (based on Wall Street Estimates and certain financial projections prepared by the management of the Company (the “Management Projections”)); and

•	the ratios of price to estimated earnings per share for calendar years 2009 (based on Wall Street Estimates).

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of financial multiples of the comparable companies and applied these ranges of multiples to the relevant Company financial statistic. Based on the Company’s current outstanding Shares and stock options, Morgan Stanley estimated the implied value per share of Common Stock as of May 14, 2008 as follows:

Wall Street Estimates	Comparable Company Representative Multiple Range	Implied Value Per Share
Aggregate Value to Estimated 2008 EBITDA	10.0× – 17.0×	$6.39 – $10.41
Aggregate Value to Estimated 2009 EBITDA	7.0× – 13.0×	$5.60 – $ 9.92
Price to Estimated 2009 Earnings Per Share	15.0× – 30.0×	$2.51 – $ 5.03

Management Projections
Aggregate Value to Estimated 2009 EBITDA	7.0× – 13.0×	$6.39 – $11.27

Morgan Stanley noted that the consideration per share to be received by holders of Shares pursuant to the Merger Agreement was $11.50 per share.

No company utilized in the comparable company analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control, such as the impact of competition on the Company’s businesses and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Discounted Cash Flow Analysis

Morgan Stanley calculated a range of equity values per share for the Company based on a discounted cash flow analysis. Morgan Stanley performed a discounted cash flow analysis on the Company using a combination of Management Projections through 2010 and revenue growth expectations for 2011 and 2012 based on Wall Street Estimates. Morgan Stanley calculated the net present value of free cash flows for the Company for the years 2008 through 2012 and calculated terminal values in the year 2012 based on a perpetuity growth rate ranging from 4.0% to 6.0%. These values were discounted to present values at a discount rate of 11.0%, then combined to result in a range of implied per share prices of $8.93 to $11.32 per share.

Morgan Stanley noted that the consideration per share to be received by holders of Shares pursuant to the Merger Agreement was $11.50 per share.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which analyzes estimated future values of a company’s common equity as a function of the company’s estimated future earnings and its current forward price to earnings ratio. The resulting value is subsequently discounted to arrive at an estimated present value for such company’s stock price. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per share on a standalone basis. To calculate the discounted equity value, Morgan Stanley utilized calendar year 2010 forecasts that were based on both Wall Street Estimates and Management Projections. Morgan Stanley applied a range of aggregate value to estimated EBITDA multiples to these estimates and applied a discount rate of 11%.

The following table summarizes Morgan Stanley’s analysis:

Calendar Year 2010 Projections	Implied Value Per Share
Wall Street Estimates	$6.09 – $ 8.18
Management Projections	$9.43 – $12.27

Morgan Stanley noted that the consideration per share to be received by holders of the Shares pursuant to the Merger Agreement was $11.50 per share.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, comparing the premia and multiples paid of selected transactions that share some characteristics with the Company and the Offer and the Merger. Morgan Stanley compared publicly-available statistics for fourteen selected announced Internet transactions occurring since November 2004, in which the transaction values were between $300 million and $43 billion. The following is a list of these transactions:

Selected Precedent Transactions (Target /Acquiror)

•	24/7 Real Media, Inc. / WPP Group plc

•	aQuantive, Inc. / Microsoft Corporation

•	Ask Jeeves, Inc. / IAC/InterActiveCorp

•	Digitas Inc. / Publicis Groupe S.A.

•	DoubleClick Inc. / Google Inc.

•	DoubleClick Inc. / Hellman & Friedman LLC

•	IGN Entertainment, Inc. / News Corporation

•	Intermix Media, Inc. / Fox Entertainment Media, Inc.

•	iVillage Inc. / NBC Universal, Inc.

•	MarketWatch, Inc. / Dow Jones & Company, Inc.

•	Shopping.com Ltd. / eBay Inc.

•	Shopzilla, Inc. / The E.W. Scripps Company

•	Visual Sciences, Inc. / Omniture, Inc.

•	Yahoo! Inc. / Microsoft Corporation

Premiums Paid Analysis

For each selected precedent transaction noted above, Morgan Stanley noted the following financial statistics where available: (1) implied premium to acquired companies’ closing share price one trading day prior to announcement; and (2) implied premium to acquired companies’ 30 trading day average closing share price prior to announcement. Based on the analysis of the relevant metrics for each transaction noted above, Morgan Stanley selected representative ranges of implied premia and applied these ranges of premia to the relevant Company financial statistic. The following table summarizes Morgan Stanley’s analysis:

Precedent Transaction Financial Statistic	Representative Range	Implied Price
Premium to 1-Day Prior Closing Share Price	20% – 40%	$9.54 – $11.13
Premium to 30 Trading Day Average Closing Share Price	25% – 50%	$9.72 – $11.66

Morgan Stanley noted that the consideration per share to be received by holders of Shares pursuant to the Merger Agreement was $11.50 per share.

Multiples Paid Analysis

For each transaction noted above, Morgan Stanley noted the following financial statistics where available: (1) the ratio of the aggregate value to estimated next twelve months revenue; and (2) the ratio of the aggregate value to estimated next twelve months EBITDA. Based on the analysis of the relevant metrics for each transaction noted above, Morgan Stanley selected representative ranges of multiples of the transactions and applied these ranges of multiples to the relevant Company financial statistic. The following table summarizes Morgan Stanley’s analysis:

Precedent Transaction Financial Statistic	Representative Range	Implied Value Per Share
Aggregate Value to Estimated Next Twelve Months Revenue	3.5× – 5.5×	$11.23 – $17.01
Aggregate Value to Estimated Next Twelve Months EBITDA	15.0× – 25.0×	$10.77 – $17.22

Morgan Stanley noted that the consideration per share to be received by holders of Shares pursuant to the Merger Agreement was $11.50 per share.

No company or transaction utilized in the precedent transactions analysis is identical to the Company, the Offer or the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition of the Company, the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

In connection with the review of the Offer and the Merger by the Company Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the Offer and Merger consideration pursuant to the Merger Agreement from a financial point of view to holders of Shares and in connection with the delivery of its opinion dated May 15, 2008 to the Company Board. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade.

The Offer and Merger consideration was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Morgan Stanley provided advice to the Company Board during these negotiations. Morgan Stanley did not, however, recommend any specific Offer or Merger consideration to the Company or its Board of Directors or that any specific Offer or Merger consideration constituted the only appropriate consideration for the Offer or the Merger.

Morgan Stanley’s opinion and its presentation to the Company Board was one of many factors taken into consideration by the Company Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Company Board with respect to the Offer or Merger consideration or of whether the Company Board would have been willing to agree to a different Offer or Merger consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The Company Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley’s securities underwriting, trading and brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management and financing and financial services activities, Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, trade or otherwise structure and effect transactions, for its own account or for the account of customers, in the equity or debt securities or loans of the Company or Parent. In the two (2) years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financial advisory services for the Company and Parent and have received fees for the rendering of these services. Morgan Stanley may also seek to provide such services to Parent in the future and would receive fees for the rendering of such services, including in connection with an ongoing financial advisory services engagement with the Company.

Under the terms of its engagement letter, Morgan Stanley provided the Company with financial advisory services and a financial opinion in connection with the Offer and the Merger, and the Company agreed to pay Morgan Stanley a customary fee which is contingent upon completion of the Offer and the Merger. The Company has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Item 5.	Persons/Assets, Retained, Employed, Compensated, or Used

(a)	Morgan Stanley & Co. Incorporated

Pursuant to a letter agreement dated May 8, 2008, the Company engaged Morgan Stanley to act as a financial advisor in connection with the Company’s consideration of a proposed sale of the Company. Pursuant to the terms of the engagement letter, upon execution and public announcement of a definitive agreement regarding a transaction, the Company agreed to pay Morgan Stanley an announcement fee of $2.5 million. In addition, the Company agreed to pay Morgan Stanley a transaction fee upon completion of a transaction which is expected to be approximately $12.0 million, against which all fees previously paid by the Company to Morgan Stanley in connection with the transaction, including the announcement fee, will be credited. The transaction fee is payable upon the consummation of the Offer and the Merger. The Company further agreed to reimburse Morgan Stanley for reasonable out-of-pocket expenses, not to exceed $100,000 in the aggregate, in performing its services in connection with its engagement, subject to certain limitations, and also agreed to indemnify Morgan Stanley and related parties against certain liabilities incurred in connection with its engagement, also subject to certain limitations.

(b)	Allen & Company LLC

Pursuant to a letter agreement dated May 10, 2008, the Company engaged Allen & Company to act as a financial advisor in connection with the Company’s consideration of various strategic alternatives. The Company agreed to pay Allen & Company a transaction fee upon completion of a transaction which is expected to be approximately $2.8 million. The transaction fee is payable upon the consummation of the Offer. The Company further agreed to reimburse Allen & Company for its reasonable out-of-pocket expenses, not to exceed $75,000 in the aggregate, in performing its services in connection with its engagement. In addition, the Company agreed to indemnify Allen & Company and related parties against certain liabilities incurred in connection with its engagement, also subject to certain limitations.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain, or compensate, any person to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company

Other than as described below, no transaction in Shares has been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by an executive officer, director or affiliate of the Company.

On March 31, 2008, Mr. Lurie purchased 2,026 Shares under the Company’s Employee Stock Purchase Plan at a per share price of $6.035.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule, there are no transactions, Company Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

(a)	Top-Up Option

As described in Item 2(b) above, CNET has granted the Top-Up Option to the Offeror. The Top-Up Option is exercisable only if (i) Offeror owns a majority of the Shares outstanding on a fully-diluted basis as a result of the Offer, and (ii) immediately after such exercise Offeror would own more than 90% of the Shares then outstanding.

The Top-Up Option may be exercised by the Offeror in accordance with the procedures set forth in the Merger Agreement, at any time after the Acceptance Time and prior to the earlier of the Merger Effective Time and the termination of the Merger Agreement in accordance with its terms. The aggregate purchase price for the Shares by Offeror pursuant to the Top-Up Option is payable, at the option of Parent, either in cash or by delivery of a promissory note having a principal amount equal to such aggregate purchase price. The purchase price for each Share which may be purchased pursuant to the Top-Up Option will be equal to the Offer Price.

The Top-Up Option is intended to expedite the completion of the Merger by permitting the Merger to occur pursuant to Delaware’s short-form merger statute (which is described below) at a time when the approval of the Merger by a vote of CNET’s stockholders would be assured because of Offeror’s ownership of a majority of the outstanding Shares following the Offer.

(b)	Short-form Merger

Under Section 253 of the DGCL, if Parent acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares of the Company, Parent will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. If Parent acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares of the Company, the affirmative vote of the holders of a majority of the outstanding Shares of the Company will be required under the DGCL to effect the Merger.

(c)	Anti-Takeover Statutes and Provisions

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an “interested stockholder” (generally defined as a person owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three (3) years following the time such person became an interested stockholder unless: (a) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by officers-directors and shares owned by certain employee stock plans); or (c) following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the Offer and the Merger, as described in Item 4 above, and therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement.

In addition, the Board resolved that to the fullest extent of its power and authority and to the extent permitted by law, neither the Offer nor the Merger nor any of the other transactions contemplated by the Merger Agreement will be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement and any of the transactions contemplated thereby, including the Offer and the Merger.

(d)	Appraisal Rights

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not tendered their Shares in the Offer or voted in favor of adoption of the Merger Agreement (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger in lieu of merger consideration. In addition, such holders of Shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the “Dissenting Shares”). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to CNET a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

Parent may cause the surviving corporation in the Merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Offer and the Merger. In this regard, holders of Shares should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto and incorporated by reference herein.

(e)	Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated herein by reference.

(f)	Regulatory Approvals

United States Antitrust Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Parent and Offeror expect to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on or about May 23, 2008. If filed on that date, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, June 9, 2008, unless earlier terminated by the FTC or the Antitrust Division. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Parent, Offeror or the Company. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after substantial compliance with such request. Thereafter, such waiting period can be extended by court order or agreement of the Company, Parent, the Offeror and the Antitrust Division or the FTC, as applicable. Parent and Offeror intend to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Offeror’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of Offeror’s or CNET’s substantial assets. Private parties or individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Section 15—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions, “Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions and “Section 13—The Transaction Documents—The Merger Agreement—Third Party Consents and Regulatory Approvals” with respect to certain obligations of the parties related to obtaining regulatory, including antitrust, approvals, of the Offer to Purchase, dated May 23, 2008, attached hereto as Exhibit (a)(1), which sections are incorporated by reference herein.

Foreign Antitrust Approvals

Parent and the Company each conduct business in a number of foreign jurisdictions outside of the United States. Based on a review of the information currently available about the businesses in which Parent and its subsidiaries are engaged, a pre-merger notification filing is required to be made under the antitrust and competition laws of Germany. Under the laws of Germany, the acquisition of Shares pursuant to the Offer may be consummated only if the acquisition is approved by that country’s relevant governmental authorities, either by written approval or by the expiration of an applicable waiting period commenced by making the appropriate filings with such governmental authorities. Prior to the date of this Offer to Purchase, all necessary filings have been made with respect to Germany. While Parent and Offeror believe that the required German pre-merger notification approvals can be obtained by the time of the Initial Expiration Date, we cannot be certain that such approvals will be granted, and if such approvals are granted, we cannot be certain as to the date of those approvals. Transactions such as Parent and Offeror’s acquisition of Shares pursuant to the Offer are frequently scrutinized by foreign antitrust authorities. Therefore, there can be no assurance that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. If any applicable waiting period has not expired or been terminated or any approval required to consummate the Offer has not been obtained, neither Parent nor Offeror will be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained.

If Offeror’s acquisition of Shares is delayed by (i) a request for additional information or documentary material by the Antitrust Division or the FTC pursuant to the HSR Act or (ii) (a) the lack of approval of any governmental authority or (b) any applicable waiting periods of any foreign country in which approval of our acquisition of Shares is required pursuant to any foreign antitrust or competition law (as described above), Offeror may extend the Offer, without the consent of the Company. Furthermore, the acquisition of Shares may be delayed by a private injunction. In addition, Offeror has agreed under the Merger Agreement to extend the Offer if, on the Initial Expiration Date or any subsequent expiration date, the Minimum Condition or certain regulatory conditions has not been satisfied and such condition could reasonably be expected to be satisfied and such extension is requested by the Company in writing at least two business days prior to the then-scheduled expiration date. Notwithstanding the foregoing, under the terms of the Merger Agreement, Purchaser is not required to extend the Offer beyond September 15, 2008 (and no individual period of extension will be for a period of more than 10 business days and Offeror will not be required to extend the Offer to a date beyond the date which is 20 business days after the date on which the regulatory conditions are satisfied).

The foregoing is qualified in its entirety by reference to the Offer to Purchase, annexed hereto as Exhibit (a)(1) and incorporated by reference herein, Merger Agreement, annexed hereto as Exhibit (e)(1) and incorporated by reference herein.

(g)	Certain Litigation

Shareholder Derivative Suits

The Company is named as a nominal defendant in two sets of consolidated derivative actions, one pending in the United States District Court for the Northern District of California (In re CNET Networks, Inc. Shareholder Derivative Litigation) and one pending in San Francisco County Superior Court (In re CNET Networks, Inc. Derivative Shareholder Litigation). In each case, the plaintiffs have alleged that certain of the Company’s current and former officers and directors caused the Company to backdate stock option grants to employees and directors. The complaints, which purport to have been brought on the Company’s behalf, seek to recover unspecified damages, for the Company’s benefit, from certain of the Company’s current and former directors and officers (known as the “Individual Defendants”). The complaints do not seek any monetary relief against the Company, although they seek an award of attorneys’ fees and costs and other non-monetary relief.

Should the Merger be consummated, the plaintiffs in both the federal and state court actions will no longer have standing to pursue the derivative claims asserted therein. As a result, it is likely that both actions will be dismissed after consummation of the Merger, without the Company having obtained any relief sought by the plaintiffs.

Federal

The first federal court case was filed on June 19, 2006, and consolidated amended complaints were filed on November 9, 2006 and February 12, 2007. On April 11, 2007, the United States District Court for the Northern

District of California dismissed the federal court complaint. On April 30, 2007, the court granted the federal court plaintiffs leave to amend but stayed the case pending a books and records inspection. On June 14, 2007, one of the federal court plaintiffs, together with another purported shareholder, filed a complaint in the Court of Chancery seeking an order permitting them to inspect various books and records of the Company. On November 21, 2007, the Court of Chancery granted their request in part. On April 4, 2008, the parties to the federal court derivative case notified the Court that they reached a settlement subject to documentation, final approval by the Board, and court approval, and filed a Joint Motion for Administrative Relief seeking to lift the stay in order to file a motion for preliminary approval of settlement. On April 7, 2008, the Court issued an order declining to lift the stay for purposes of considering a potential settlement, and directing Plaintiffs to file an amended complaint by April 24, 2008. On April 24, 2008 Plaintiffs filed the Third Amended Consolidated Verified Shareholder Derivative Complaint (“Third Amended Complaint”), alleging breaches of fiduciary duty and violation of the federal securities laws (namely sections 10(b), 14(a), and 20(a) of the Securities Exchange Act of 1934) by the Individual Defendants, and for disgorgement pursuant to the Sarbanes-Oxley Act of 2002 against two former directors. The Company and the Individual Defendants moved to dismiss the Third Amended Complaint, and those motions are scheduled to be heard on June 12, 2008. The case is currently scheduled for trial in February 2009.

State

The first state court case was filed on May 31, 2006, and consolidated amended complaints were filed on August 11, 2006 and November 16, 2006. On January 3, 2007, the Superior Court denied the Company’s motion to stay the state court cases, without prejudice, but extended until further notice the Company’s time to respond to the complaint and ordered that no discovery take place pending further order of the court. The state court plaintiffs filed a motion to compel the Company to produce to them the documents produced in connection with the Delaware books and records proceeding. On May 19, 2008, the state court plaintiffs attempted to file a First Amended Derivative and Class Action Complaint, in which they purported to assert derivative claims for breach of fiduciary duty, unjust enrichment, insider trading, abuse of control, gross mismanagement, waste and deceit against the Individual Defendants, together with a class claim for injunctive relief against the members of the Company’s current Board for breach of fiduciary duty in connection with their approval of the Merger Agreement. At the same time, the state court plaintiffs filed a motion seeking expedited discovery in anticipation of a motion for a preliminary injunction regarding the Tender Offer. At a hearing on May 21, 2008, the Superior Court denied without prejudice plaintiffs’ motion to compel the production of documents that had been produced in connection with the Delaware books and records proceeding, denied without prejudice plaintiffs’ request for expedited discovery, and denied without prejudice leave for the state court plaintiffs to file the First Amended Derivative and Class Action Complaint. The First Amended Derivative and Class Action Complaint is filed as Exhibit (a)(11) hereto, and is incorporated by reference.

JANA Shareholder Litigation

JANA commenced an action in the Court of Chancery on January 7, 2008 against the Company, seeking declaratory and injunctive relief requesting, among other things, that the court declare certain provisions of the Company’s bylaws invalid and enjoin the application of such provisions, which require stockholders to have held $1,000 worth of Company common stock for at least one (1) year in order to propose business or nominate directors. In addition, the complaint asked the court to compel production of certain stocklist materials pursuant to Section 220 of the DGCL. The Company answered the complaint on January 22, 2008, denying any wrongdoing and asserting affirmative defenses, and subsequently the parties resolved JANA’s claim under Section 220 of the DGCL and agreed to produce certain of the items requested.

On February 4, 2008, JANA filed a motion for judgment on the pleadings with respect to its request for injunctive relief against the application of our bylaws, to the extent such bylaws would preclude JANA and certain other alleged stockholders aligned with it from proceeding at the 2008 Annual Meeting of stockholders to (i) nominate two (2) persons for election as Class III directors; (ii) propose that the bylaws be amended to cause an increase in the size of the board from eight (8) to 13 directors; and (iii) nominate an additional five (5) persons to fill the new directorships resulting from such increase.

On March 13, 2008, the Court of Chancery issued its decision, finding that the bylaw in question applies only to proposals and nominations a shareholder wishes to have included in the Company’s proxy materials and is therefore inapplicable to JANA’s nominations and proposals. The Company appealed that decision to the Delaware Supreme Court and oral argument on the appeal occurred on April 16, 2008. On May 13, 2008, the Delaware Supreme Court affirmed the decision of the Court of Chancery upholding JANA’s submission of director nominations and proposals under the Company’s bylaws.

(h)	Projected Financial Information

Financial projections with respect to revenues and EBITDA for the years 2008-2010 prepared by the Company’s management were made available to Parent in connection with its due diligence review of the Company. These financial projections are being provided herein solely because they were provided to Parent in connection with the proposed Offer and Merger. These projections are not included in this document in order to induce any holder of Shares to tender their Shares in the Offer.

The Company’s financial projections reflect numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based upon actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in the Company’s periodic reports. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The projections cannot be considered a reliable predictor of future results and should not be relied upon as such. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the acquisition of the Company pursuant to the Offer and the Merger. The financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

These financial projections were prepared solely for internal use by the Company and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The inclusion of the financial projections herein will not be deemed an admission or representation by the Company or Parent that they are viewed by the Company or Parent as material information of the Company. The Company does not intend to update or otherwise revise these projections to reflect circumstances existing since their preparation, to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The financial projections provided to Parent were based upon the Company’s strategic financial objectives over the next three years: (i) target revenue growth in the range of 12-15%, and (ii) expanding EBITDA margins to 25% in 2009, with additional enhancements in future years. The Company’s strategy is to continue to grow its branded properties by adding more users and driving higher engagement with new and existing audience. With respect to the Company’s business model, our strategy is to continue to broaden our relationships with advertisers in new advertising categories, outside of our core endemic categories (i.e. Technology, Consumer Electronics, and Video Games).

With respect to the revenue projections, the annual revenue growth rate assumptions are 10%, 16%, and 13% in 2008, 2009 and 2010, respectively. The key drivers of expected revenue growth include higher revenue from direct advertising sales at the Company’s category-defining brands (i.e. CNET, BNET, GameSpot, TV.com & Chow). In addition, a significant part of expected revenue growth can be attributed to the recent partnership with Yahoo! Inc. (“Yahoo!”). The Company estimates the Yahoo! transaction will generate over $100 million in incremental revenue for the next three years, as well as providing a number of strategic benefits. The relationship is scheduled to commence in July 2008 with revenue growth scaling significantly in years two and three of the term. As it relates to the expansion of our international operations, the Company’s financial projections assume the continued growth in operations in the countries that we currently operate with a significant portion of our growth coming from the Company’s internet operations in China.

The Company’s financial projections do not include the impact of any potential acquisitions the Company may make in the future, nor does it include potential revenue from new properties the Company may develop. Therefore, these forecasts assume only organic growth in the Company’s existing markets. These projections assume continued growth in global online ad spending as the internet continues to gain share in the worldwide advertising market.

The projected growth in the Company’s EBITDA in 2008-2010 is based in part upon the Company’s stated strategic objective of achieving a minimum EBITDA margin of 25% in 2009. The improved EBITDA margins contained in the projections reflect various assumptions including:

•	increases in revenues of 10%, 16% and 13% in 2008, 2009 and 2010, respectively;

•	the $100 million in projected revenues resulting from the Yahoo! alliance are estimated to provide a contribution margin in excess of the Company’s overall EBITDA margin;

•	realizing future costs savings resulting from the Company’s workforce realignment announced in March 2008; and

•

moderate increases in operating expenses to support the projected growth in revenues including increases in certain variable expenses such as commissions, bandwidth and hosting, while maintaining limited increases to current staffing levels through 2010.

Subject to the foregoing, the Company’s projections of revenues and EBITDA are reflected below for the years ending December 31, 2008, 2009 and 2010.

Certain Projected Financial Information (dollars in thousands)

	2008	2009	2010
Revenues	$446,273	$516,242	$585,076
EBITDA	$92,806	$132,040	$175,853

Reconciliation of EBITDA to Net Income (dollars in thousands)

The Company’s financial projections include a projection of the Company’s EBITDA. EBITDA, as defined by the Company, is net income before interest, taxes, depreciation, amortization, stock compensation expense, restructuring charges, realized gains on privately-held investments, stockholder proposals and stock option investigation related costs, net, and loss from discontinued operations. EBITDA is not a financial measurement prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

Accordingly, EBITDA should not be considered as a substitute for net earnings (loss) or other income or cash flow data prepared in accordance with GAAP. Because EBITDA excludes some, but not all, items that affect net earnings and may vary among companies, the EBITDA presented by the Company may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between EBITDA and net income, a financial measurement prepared in accordance with GAAP, is set forth below. The Company did not provide Parent with this reconciliation in connection with Parent’s due diligence review of the Company. This reconciliation is included in this document pursuant to SEC requirements.

	2008	2009	2010
Net income	$15,923	$46,512	$73,446
Net interest income	(4,065)	(10,506)	(18,847)
Income tax expense	19,462	38,055	60,092
Depreciation and amortization of intangible assets	37,280	35,979	36,162
Stock compensation expense	20,000	22,000	25,000
Restructuring charges	5,071	—	—
Realized gain on privately-held investment	(990)	—	—
Stockholder proposals and stock option investigation related costs, net	103	—	—
Loss from discontinued operations	22	—	—
EBITDA	$92,806	$132,040	$175,853

Interest income projections assume earnings of 5% on weighted average cash balances. The projections for interest expense assume no incremental borrowing from amounts outstanding at March 31, 2008 and assume interest at 8% per annum.

The projections assume annual depreciation and amortization expense at levels relatively consistent year-to-year, reflecting increased depreciation expense for new equipment and reductions for asset retirements and reductions in amortization expense associated with intangible assets which reach the end of their estimated useful lives. The projections do not assume the capitalization of any newly-acquired intangible assets in 2009 and 2010.

Non-cash stock compensation expense is projected to increase by 11%, 10% and 14% in 2008, 2009 and 2010, respectively. These projections are based on various assumptions used in the determination of expense associated with the Company’s share-based awards. The Company uses the Black-Scholes pricing model to value stock-based awards and requires various estimates, including, but not limited to, assumptions as to the volatility of the Company’s stock and the estimated term of stock options.

The projections assume an effective tax rate of 55% in 2008 and a reduction to 45% in both 2009 and 2010, reflecting certain tax planning strategies which have commenced and are planned to commence in 2008.

Item 9.	Exhibits

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated May 23, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Summary Advertisement, dated May 23, 2008 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

(a)(7)	Joint Press Release issued by the Company and Parent on May 15, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s 8-K filed on May 15, 2008).

(a)(8)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).*

(a)(9)	Letter to Stockholders from the Chief Executive Officer of CNET Networks, Inc., dated May 23, 2008.*

(a)(10)	Opinion of Morgan Stanley & Co. Incorporated to the Board of Directors of CNET Networks, Inc., dated May 15, 2008 (incorporated by reference to Annex II attached to this Schedule 14D-9).*

(a)(11)	First Amended Derivative and Class Action Complaint titled In re CNET Networks Inc. Derivative Shareholder Action, Master File No. CGC-06-452728, in the Superior Court of the State of California, San Francisco County, dated May 19, 2008.

(e)(1)	Agreement and Plan of Merger, dated as of May 15, 2008, among CNET Networks, Inc., a Delaware corporation, CBS Corporation, a Delaware corporation, and Ten Acquisition Corp., a Delaware corporation (incorporated by reference to Exhibit 2.1 to the 8-K filed on May 15, 2008).

(e)(2)	Amended and Restated Employment Agreement, dated as of May 15, 2008, by and among CNET Networks, Inc., CBS Corporation and Neil Ashe.

(e)(3)	Employment Agreement, dated as of May 15, 2008, by and among CNET Networks, Inc., CBS Corporation and Zander Lurie.

(e)(4)	Form of Severance Agreement between CNET Networks, Inc. and certain executive officers (comprised of Zander Lurie, Joseph Gillespie and Andy Sherman) (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed on February 27, 2008).

(e)(5)	CNET Networks 2008 Annual Incentive Plan for Executive Employees (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed on February 27, 2008).

(e)(6)	Form of Stock Option Agreement between CNET Networks and non-employee directors (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K, filed on March 16, 2006)

(e)(7)	Form of Amendment to Stock Option Agreement between CNET Networks, Inc. and executive officers (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on December 26, 2006).

Exhibit No.	Description
(e)(8)	Form of Amendment to Stock Option Agreement and Stock Option Repayment Agreement between the Company and non-employee directors (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on December 26, 2006).

(g)	None.

Annex I	Information Statement.*

Annex II	Opinion of Morgan Stanley & Co. Incorporated, dated May 15, 2008.*

Annex III	Delaware Appraisal Statute (DGCL Section 262).*

*	Included with copy of Schedule 14D-9 mailed to stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CNET Networks, Inc.

Date: May 23, 2008

/s/ NEIL M. ASHE
	Name:	Neil M. Ashe
	Title:	Chief Executive Officer

ANNEX I

CNET NETWORKS, INC.

235 Second Street

San Francisco, California 94105

(415) 344-2000

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION

WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about May 23, 2008 to holders of record of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of CNET Networks, Inc. (“CNET” or the “Company”) with respect to the tender offer by Ten Acquisition Corp., a Delaware corporation (“Offeror”), a wholly owned subsidiary of CBS Corporation, a Delaware corporation (“Parent”), for all of the issued and outstanding shares of Common Stock. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the board of directors of the Company (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of May 15, 2008, as such may be amended from time to time (the “Merger Agreement”), among Parent, Offeror and the Company.

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer on May 23, 2008, to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $11.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on June 20, 2008, at which time if all conditions to the Offer have been satisfied or waived, Offeror will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn.

The Merger Agreement provides that Offeror may, without the consent of CNET, (i) extend the Offer for one or more periods if, on the initial expiration date or any extended expiration date, any condition of the Offer is not satisfied and the Merger Agreement has not been terminated in accordance with its terms, and (ii) elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following the time for acceptance of the tendered Shares (“Acceptance Time”). In addition, on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, if certain conditions have not been satisfied, then, to the extent requested in writing by CNET no less than two (2) business days prior to the applicable expiration date, Offeror must extend the Offer for one (1) or more periods ending no later than September 15, 2008, to permit such conditions of the Offer to be satisfied; provided, that no individual extension will be for a period of more than 10 business days and that Offeror will not be required to extend the Offer to a date beyond the date which is 20 business days after the date on which the specified regulatory condition is satisfied. Also, if CNET shall have so requested in writing no less than two business days prior to the initial expiration date, Offeror must extend the Offer for the period of time stated in CNET’s written request (which period shall not exceed 10 business days beyond the initial expiration date), notwithstanding the satisfaction or waiver of all of the conditions of the Offer on or prior to the initial expiration date. Further, if immediately following the

Acceptance Time, Offeror (together with CBS and their respective subsidiaries and affiliates) own more than 80% but less than 90% of the Shares outstanding at that time (which shares beneficially owned shall include shares tendered in the Offer and not withdrawn), to the extent reasonably requested by CNET, Offeror will provide for a subsequent offering period of at least 10 business days. Under the Merger Agreement, Offeror also will extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or the staff thereof or Nasdaq Global Market applicable to the Offer, provided that Offeror will not be required to extend the Offer beyond September 15, 2008. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to CNET stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 23, 2008.

The Merger Agreement provides that upon the payment by Parent or Offeror for all shares of Common Stock tendered pursuant to the Offer which represent at least a majority of the shares of Common Stock outstanding, and at all times thereafter, Parent will be entitled to designate a number of the Company’s directors, rounded up to the next whole number, equal to the percentage of shares of Common Stock beneficially owned relative to the total number of outstanding shares of Common Stock. Under the terms of the Merger Agreement, the Company will take all actions reasonably necessary to effect the election of said directors to the Company Board, including using commercially reasonable efforts to secure the resignation of directors, promptly filling vacancies or newly created directorships on the Company Board, increasing the size of the Company Board and/or amending the Company’s bylaws. The Company Board, upon Parent’s request following such time as Parent or Offeror owns shares of Common Stock representing at least a majority of the shares of Common Stock outstanding pursuant to the Offer, and at all times thereafter, will cause the number of Parent’s designees (rounded up to the next whole number), subject to compliance with Section 14(f) of the Exchange, to constitute the same percentage as is on the Company Board of (i) each committee of the Company Board, (ii) each Company Board (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case, to the extent permitted by applicable law and the “Marketplace Rules” for NASDAQ-listed companies (the “NASDAQ Marketplace Rules”). However, until the Merger occurs, the Company Board will include at least three (3) of the Company’s current directors (the “Continuing Directors”). Notwithstanding the foregoing sentence, at all times from the election of Parent’s designees through the date of the completion of the Merger, Parent’s designees shall constitute a majority of the Company Board. In addition, after Parent’s designees are elected or appointed to the Company Board and prior to the completion of the Merger, approval by a majority of the Continuing Directors will be required to (i) amend or terminate the Merger Agreement on behalf of the Company; (ii) approve any extensions of time for the performance of any of the obligations or other acts of Parent or Offeror pursuant to the Merger Agreement; (iii) waive compliance with any covenant of Parent of Offeror or any condition to any obligation of the Company or any waiver of any right of the Company under the Merger Agreement; and (iv) authorize any other consent or action by the Company or the Company Board with respect to the Merger Agreement, the Offer or the merger or any transaction contemplated thereby or in connection therewith. As a result, Offeror will have the ability to designate a majority of the Company Board following consummation of the Offer. In addition, in the event that the Offeror’s designees are appointed or elected to the Company Board, prior to the Effective Time, such Company Board shall have at least such number of directors as may be required by the NASDAQ Marketplace Rules or the federal securities laws who are considered independent directors within the meaning of such rules and such laws (the “Independent Directors”). Notwithstanding the foregoing sentence, at all times from the election of Parent’s designees through the date of the completion of the Merger, Parent’s designees shall constitute a majority of the Company Board. In the event that the number of Independent Directors is reduced below the requisite number for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate such number of directors as may be required by the NASDAQ Marketplace Rules or the federal securities laws to fill such vacancies who shall not be stockholders or affiliates of Parent or Offeror, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Offeror’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Offeror and Offeror’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

Parent has informed the Company that it will choose its designees for the Company Board from the list of persons set forth below. In the event that additional designees of Parent are required in order to constitute a majority of the Company Board, such additional designees will be selected by Parent from among the directors and executive officers of Parent and Offeror contained in Schedule I of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its designees, the name, age of the individual as of May 23, 2008, present principal occupation and employment history during the past five (5) years. Parent has informed the Company that each such individual (unless otherwise specified) is a U.S. citizen, and has consented to act as a director of the Company if so appointed or elected. Unless otherwise indicated below, the business address of each such person is 51 West 52nd Street, New York, New York 10019.

Name	Age	Position (s)
Louis J. Briskman	59	Mr. Briskman has been Executive Vice President and General Counsel of Parent since the separation of former Viacom Inc. into CBS Corporation and new Viacom Inc. which was completed on December 31, 2005 (the “Separation”). Previously, since September 2005, he served as Executive Vice President and General Counsel of the businesses that comprise Parent after the Separation. Prior to that, Mr. Briskman served as Senior Vice President and General Counsel of Aetna Inc. since April 2004 and as Executive Vice President and General Counsel for CBS Television from 2000 to 2002. From 1993 to 2000, Mr. Briskman served as General Counsel of the former CBS Corporation and its predecessor, Westinghouse Electric Corporation. He joined Westinghouse Electric Corporation in 1975 and became its General Counsel in 1993 after serving as General Counsel of its Group W division beginning in 1983.

Joseph R. Ianniello	40	Mr. Ianniello has been Senior Vice President, Chief Development Officer and Treasurer of CBS Corporation since May 22, 2008. Prior to that, he served as Senior Vice President, Finance and Treasurer of CBS Corporation since the Separation. Prior to the Separation, he served as Senior Vice President and Treasurer of the former Viacom Inc. since July 2005, as Vice President, Corporate Development of the former Viacom Inc. from 2000 to 2005 and as Director, Financial Planning of the former CBS Corporation from 1997 to 2000.

Leslie Moonves	58	Mr. Moonves has been President and Chief Executive Officer and a Director of Parent since the Separation. Previously, Mr. Moonves served as Co-President and Co-Chief Operating Officer of the former Viacom Inc. since 2004. Prior to that, Mr. Moonves served as Chairman and Chief Executive Officer of CBS Broadcasting since 2003 and as its President and Chief Executive Officer since 1998. Mr. Moonves joined the former CBS Corporation in 1995 as President, CBS Entertainment. Prior to that, Mr. Moonves was President of Warner Bros. Television since July 1993.

Name	Age	Position (s)
Fredric G. Reynolds	57	Mr. Reynolds has been Executive Vice President and Chief Financial Officer of Parent since the Separation. Previously, Mr. Reynolds served as Executive Vice President and Chief Financial Officer of the businesses that comprise Parent after the Separation and President of the CBS Television Stations Group since 2001. Prior to that, Mr. Reynolds served as Executive Vice President and Chief Financial Officer of Viacom Inc. prior to the Separation from 2000 to 2001 and served as Executive Vice President and Chief Financial Officer of the former CBS Corporation and its predecessor, Westinghouse Electric Corporation, from 1994 to 2000. Mr. Reynolds was Chief Financial Officer of CBS Inc. from April 1996 to 1997.

Parent has informed the Company that, to the best of its knowledge, none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

None of Parent’s designees is a director of, or holds any position with the Company. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees or any of his or her immediate family members beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that to its knowledge, none of its designees or any of his or her immediate family members has any family relationship with any director, executive officer or key employee of the Company.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 400,000,000 shares of Common Stock, par value $0.0001, and 5,000,000 shares of Preferred Stock, par value $0.01. As of May 21, 2008, there were 153,174,786 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of shareholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth the names, ages and positions of the Company’s executive officers and directors as of May 23, 2008:

Name	Age	Position with Company In 2007
Neil M. Ashe(1)	40	Chief Executive Officer and Director
Alexander “Zander” J. Lurie(2)	34	Chief Financial Officer
Joseph Gillespie	47	Executive Vice President, CNET business unit
Andy Sherman	41	Senior Vice President, General Counsel and Corporate Secretary
John C. “Bud” Colligan(3)	53	Director
Peter L. S. Currie(4)	51	Director
Susanne D. Lyons(1),(5)	51	Director
Jarl Mohn(3)	56	Chairman of our Board of Directors; Director
Betsey Nelson(4)	47	Director
Eric P. Robison(1)	48	Director
Mark C. Rosenthal(3),(5)	56	Director

(1)	Class I Director (term expires in 2009).
(2)	Mr. Lurie was appointed Chief Financial Officer, as of March 7, 2008.
(3)	Class II Director (term expires in 2010).
(4)	Class III Director (term expires at 2008 Annual Meeting).
(5)	Appointed to our Board of Directors on April 24, 2007.

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment) during the past five years. Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five (5) years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five (5) years (except for any matters that were discussed without sanction or settlement) that resulted in judgment, decree or final order enjoining the person from future violations of , or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

NEIL M. ASHE joined CNET Networks as Senior Vice President of Strategy and Development in May 2002. He later served as Executive Vice President, overseeing our Community, Business, International and Channel divisions, as well as Corporate Strategy and Development, from October 2005 until October 2006, when he was appointed Director and Chief Executive Officer. Prior to joining the Company, Mr. Ashe founded and served as chief executive officer of several start-up companies and held senior positions in private equity and investment banking.

ALEXANDER “ZANDER” J. LURIE joined CNET Networks as Senior Vice President of Strategy and Development in January 2006 and was appointed Chief Financial Officer, effective as of March 7, 2008. Prior to joining the Company, Mr. Lurie was an investment banker at JPMorgan, an investment banking firm, in its Technology, Media & Telecom group in New York and San Francisco, from 1999 to 2003 as an associate and from 2003 to 2006 as a vice president, in which capacity he led the group’s efforts in the Internet sector. Mr. Lurie currently is the Chairman of the Board of CoachArt, a nonprofit organization which he founded in 2001.

JOSEPH GILLESPIE joined CNET Networks as Chief Marketing Officer in July 2004. In December 2005, he became Executive Vice President of CNET Networks in charge of our CNET business unit. Prior to joining the Company, Mr. Gillespie served as Acting Chief Executive Officer of TechTV, a cable and satellite channel based in San Francisco, from December 2003 through June 2004. Prior to that assignment, from 1999 to December 2003, he served as Chief Operating Officer and Executive Vice President of TechTV. Before working at TechTV, Mr. Gillespie was an Executive Vice President of corporate sales and marketing for Ziff-Davis Inc. Mr. Gillespie spent his early career in sports media with companies including CBS Sports, National Broadcasting Company and Sports Information Database, Inc.

ANDY SHERMAN joined CNET Networks as Senior Vice President, General Counsel and Corporate Secretary in June 2007. Prior to joining the Company , Mr. Sherman served as Vice President of Legal at Sybase, Inc. from November 2006 to May 2007, and as Vice President, General Counsel and Secretary at Mobile 365, Inc. from October 2005 to November 2006, which was acquired by Sybase, Inc. in November 2006. From January 2000 to October 2005, Mr. Sherman served as Senior Vice President, General Counsel and Secretary at Epiphany, Inc. He joined Epiphany from PeopleSoft, where he led PeopleSoft’s international legal function. Prior to PeopleSoft, Mr. Sherman was in private practice focusing on the representation of emerging technology companies with the law firm Gray Cary Ware & Freidenrich.

JOHN C. “BUD” COLLIGAN became a director of CNET Networks in 1996. Mr. Colligan focuses on software and consumer internet investments at Accel Partners, a venture capital firm, which he joined in 1998. Prior to Accel, he co-founded Macromedia Inc. in 1992 through a merger of Authorware Inc. and Macromind-Paracomp. Mr. Colligan headed Authorware as President and CEO from 1989 to 1992. At Macromedia, he served as CEO from 1992 to 1997, and as Chairman until July 1998. Prior to Macromedia, Mr. Colligan worked at Apple, Inc.’s Macintosh Division from 1983 to 1985 in various product management and marketing roles. From 1985 to 1988, Mr. Colligan headed Apple’s higher education marketing.

PETER L. S. CURRIE became a director of CNET Networks in December 2005. Currently, Mr. Currie is President of Currie Capital LLC, a private investment firm. Before founding Currie Capital, Mr. Currie was a managing member of General Atlantic LLC, a worldwide private equity investment company, where he continues to serve as special advisor. Prior to joining General Atlantic Partners, he was a partner and co-founder of The Barksdale Group, an early stage venture capital firm. From April 1995 until March 1999, Mr. Currie was Executive Vice President and Chief Administrative Officer of Netscape Communications Corporation and also served as Netscape’s Chief Financial Officer. Between April 1989 and March 1995, Mr. Currie held various management positions at McCaw Cellular Communications, Inc. (predecessor company to AT&T Wireless), including Executive Vice President and Chief Financial Officer and Executive Vice President of Corporate Development. Prior to joining McCaw, Mr. Currie was a Principal at Morgan Stanley & Co. Incorporated. Mr. Currie currently serves on the board of directors of Clearwire Corp., Safeco Insurance Companies and Sun Microsystems, Inc.

SUSANNE D. LYONS became a director of CNET Networks in April 2007. Ms. Lyons was the Executive Vice President and Chief Marketing Officer of Visa U.S.A. until September 2007, where she was responsible for all aspects of brand, advertising, sponsorships and marketing services. Before joining Visa in 2004, Ms. Lyons held senior marketing and general management roles at Charles Schwab & Co. and Fidelity Investments. In her ten-year career at Charles Schwab & Co., she held various marketing and general management positions, including Executive Vice President and Chief Marketing Officer from January 2000 to May 2001, as well as enterprise president of retail client services from March 1997 to January 2000. Ms. Lyons came to Schwab after ten years at Fidelity Investments, where she held positions in mutual funds and brokerage marketing, product development and business strategy.

JARL MOHN, also known as Lee Masters, became a director of CNET Networks in December 2003 and has served as the Chairman of our Board of Directors since October 2006. Mr. Mohn was the founding President of Liberty Digital Inc., a publicly traded subsidiary of Liberty Media Group involved in interactive television, cable television networks and Internet enterprises, and served as its Chief Executive Officer from June 1999 to March 2002. Prior to founding Liberty Digital, he was President and Chief Executive Officer of E! Entertainment Television. From 1986 to 1989, Mr. Mohn was Executive Vice President and General Manager of MTV and

VH1. His professional career also includes 20 years in radio. Mr. Mohn currently serves on the board of directors of E.W. Scripps Company and XM Satellite Radio, Inc.

BETSEY NELSON became a director of CNET Networks in 2003. Ms. Nelson most recently was Executive Vice President, Chief Financial Officer and Secretary of Macromedia Inc., a position she had held from November 1997 through the company’s sale to Adobe Systems Incorporated in December 2005. In that capacity, Ms. Nelson was responsible for leading the company’s business functions, including finance, human resources, legal, mergers and acquisitions, and information technology. Prior to joining Macromedia in 1996, Ms. Nelson spent eight years at Hewlett-Packard, where she held a variety of positions in both finance and corporate development. Ms. Nelson currently serves on the board of directors of Autodesk, Inc. and SuccessFactors, Inc.

ERIC P. ROBISON became a director of CNET Networks in December 1994. Mr. Robison is currently President of lynda.com, an online software education company, which he joined in February 2008. He is also President of IdeaTrek, Inc., a consulting firm he started, where from 2000 through 2007 his focus was working with management teams as a business advisor and strategic planning consultant. From January 1994 until January 2002, Mr. Robison managed and advised numerous technology and entertainment initiatives at Vulcan, Inc., a venture capital firm, and one of his titles was Vice President of Business Development and Project Development. Prior to joining Vulcan, Mr. Robison was co-founder and Vice President of The Stanton Robison Group, Inc., a business development, marketing and advertising consulting firm. Mr. Robison also served in marketing management positions with Ashton-Tate, Inc., El Pollo Loco, McCann Erickson and Doyle Dane Bernbach. Mr. Robison currently serves on the board of directors of Cumulus Media, Inc.

MARK C. ROSENTHAL became a director of CNET Networks in April 2007. Mr. Rosenthal is currently President of Media Platforms and Vice Chairman of Spot Runner, a technology-driven advertising services company. From June 2005 to December 2006, Mr. Rosenthal served as Chairman and CEO of Interpublic Media, a division of the Interpublic Group, overseeing all worldwide media operations. From July 1996 to July 2004, Mr. Rosenthal served as President and Chief Operating Officer of MTV Networks, a division of Viacom International Inc. Prior to becoming President and Chief Operating Officer of MTV Networks in 1996, Mr. Rosenthal rose through positions of increasing responsibility in the affiliate sales and marketing organization at MTV Networks and its predecessor company, Warner Amex Satellite Entertainment Company, ultimately supervising the sales, distribution and marketing for all of MTV Networks’ domestic television networks. Mr. Rosenthal joined Warner Amex Satellite Entertainment Company in 1982. Mr. Rosenthal began his career in media in 1980 at CBS Cable. Mr. Rosenthal currently serves on the board of directors of Current Media, Inc

THE COMPANY BOARD AND BOARD COMMITTEES

The Company Board is composed of eight members. The Board of Directors has adopted Governance Guidelines outlining its duties. These guidelines may be viewed at http://ir.cnetnetworks.com. During the year ended December 31, 2007, the Board of Directors met regularly to review the Company’s strategy and business plans, as well as significant developments affecting the Company and to act on matters requiring Board approval. During 2007, the Board of Directors held 12 meetings. Board members are requested to attend all board and committee meetings, to come to meetings prepared having read any materials provided to the Board prior to the meeting, and to participate actively in the meetings. In 2007, each director attended at least 75% of all Board and applicable committee meetings. The Company Board has established three standing committees: an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a governance and nominating committee (the “Governance and Nominating Committee”) to devote attention to specific subjects and to assist the Board of Directors in the discharge of its responsibilities. The functions of these standing committees and their current members are described below.

Committee Name

Director Name	Audit		Compensation		Governance and Nominating
John C. “Bud” Colligan					X
Peter L. S. Currie	X
Susanne D. Lyons			X
Jarl Mohn			X	(2)	X	(3)
Betsey Nelson	X	(1)
Eric P. Robison	X				X
Mark C. Rosenthal			X

(1)	Audit Committee Chair
(2)	Compensation Committee Chair
(3)	Governance and Nominating Committee Chair

Other than Neil M. Ashe, our current Chief Executive Officer, all current directors, including all members of the Audit Committee, are independent as defined by the NASDAQ Marketplace Rules. The Governance and Nominating Committee and the Board considered Susanne D. Lyon’s prior position with Visa U.S.A. as Executive Vice President and Chief Marketing Officer until September 2007. Visa U.S.A. purchases online advertising on our websites through its agency in such agency’s discretion from time to time. The Governance and Nominating Committee and the Board determined that Ms. Lyon’s prior relationship with Visa U.S.A. did not adversely impact Ms. Lyon’s independence. Non-employee directors do not receive any fees or compensation from the Company other than compensation received in their capacities as directors. There are no family relationships among any of our directors or executive officers.

Communication with the Board of Directors

Any stockholder wishing to ask a question or to direct a comment to any member of the Board of Directors should write to the Corporate Secretary of CNET Networks, Inc., 235 Second Street, San Francisco, CA 94105. Each letter should include the stockholder’s name, postal address, email address and telephone number. The Corporate Secretary will forward all such correspondence, to the extent the subject matter is appropriate, to the relevant Board members.

Audit Committee

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee held nine meetings in 2007.

The Audit Committee’s responsibilities are set forth in the Audit Committee Charter which is available at http://ir.cnetnetworks.com. In fulfilling these responsibilities, the Audit Committee:

1.	Reviews and monitors the integrity of our quarterly and annual financial statements;

2.	Appoints the independent auditor and monitors its qualifications, independence and performance;

3.	Reviews the results of management’s and the independent auditor’s assessment of our internal control over financial reporting and meets with management to consider the adequacy of internal control and changes to internal control;

4.	Prepares the Audit Committee report included in this Information Statement under the heading “Audit Committee Report”;

5.	Meets with the independent auditor and appropriate financial personnel;

6.	Pre-approves all audit and permissible non-audit services to be rendered by our independent auditor;

7.	Considers factors impacting the independence of our independent auditor;

8.	Reviews SEC filings, including all annual and periodic reports, and discusses earnings press releases;

9.	Ensures that management has established a process for employees and others to confidentially or anonymously report concerns or complaints regarding accounting, internal control or auditing matters;

10.	Reviews matters related to the Company’s systems for complying with laws and regulations that are significant to the Company’s business and reviews the results of management’s investigation and follow-up of any instances of non-compliance;

11.	Reviews and, if appropriate, approves any “related party transactions” as described in Item 404 of Regulation S-K; and

12.	May retain independent counsel, accountants or others to advise the Audit Committee as the Audit Committee may deem appropriate.

The Company Board has determined that Betsey Nelson and Peter L. S. Currie meet the criteria for an “audit committee financial expert” under applicable SEC rules. All members of the Audit Committee have been determined to be financially literate.

Audit Committee Report

This Audit Committee Report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under such Acts.

The Audit Committee is comprised entirely of independent directors who meet the independence and experience requirements of the NASDAQ Marketplace Rules and the Securities and Exchange Commission. The charter of the Audit Committee specifies that the Audit Committee’s purpose is to assist the Company Board with its oversight responsibilities regarding:

•	the qualifications, independence and performance of the Company’s independent registered public accounting firm;

•	the integrity of the Company’s financial statements and other disclosures;

•	the performance of the Company’s responsibilities relating to the financial accounting process and internal audit function; and

•	the Company’s compliance with legal, regulatory and policy requirements.

The full-text version of the Audit Committee charter is located on the Company’s website at http://ir.cnetnetworks.com.

The Audit Committee’s members are not professional accountants or auditors and it is not their duty to replace or duplicate the activities of the Company’s management or independent registered public accounting firm. The Audit Committee relies upon the information presented by management and the Company’s independent registered public accounting firm, without additional independent verification, in carrying out its oversight responsibilities. Management is responsible for preparing the Company’s financial statements and for establishing and maintaining adequate internal control over financial reporting. PricewaterhouseCoopers (“PWC”), the Company’s independent registered public accounting firm for the year ended December 31, 2007, was responsible for reviewing and, on an annual basis, performing an independent audit of the Company’s consolidated financial statements in accordance with generally accepted accounting principles. For the year ended December 31, 2007, PWC also had the responsibility to express an opinion on the Company’s conformity of the annual financial statements with accounting principles generally accepted in the United States of America as well as the effectiveness of the Company’s internal control over financial reporting.

The Audit Committee met regularly with management and PWC and KPMG LLP (“KPMG”), our former independent registered public accounting firm, throughout 2007 during such periods as PWC or KPMG were our auditors, respectively. The Audit Committee also met separately with PWC, KPMG and management to ensure that each of these groups had separate and private access to the Audit Committee. The Audit Committee members have direct access to management and the audit team of our independent accountants.

Oversight of Independent Registered Public Accounting Firm

The Audit Committee appoints the independent registered public accounting firm and reviews its performance and independence from management.

The Audit Committee has received the written disclosures and the letter from PWC required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and reported that it is independent under applicable standards in connection with its audit opinion for the Company’s 2007 financial statements. The Audit Committee has discussed with PWC its independence.

Monitoring of Integrity of Financial Statements

Prior to the release of each of the Company’s quarterly and annual financial results for 2007, the Audit Committee reviewed the financial statements and met to discuss the financial statements with management and the independent registered public accounting firm. In preparing these statements, the Audit Committee discussed with management the significant accounting policies utilized by the Company, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. With respect to the annual financial statements for 2007, the Audit Committee discussed with PWC the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee also met separately with PWC to review the results of its examination and the overall quality of the Company’s accounting and financial reporting. Management has represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles.

Based on its discussions with management and PWC, its review of management’s representations and the report of PWC, the Audit Committee recommended that the Company Board include the audited consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Betsey Nelson, Chair

Eric P. Robison

Peter L. S. Currie

Compensation Committee

The Compensation Committee held ten meetings in 2007.

The Compensation Committee’s responsibilities are set forth in the Compensation Committee Charter which is available on our website at http://ir.cnetnetworks.com. In fulfilling these responsibilities, the Compensation Committee:

1.	Establishes our annual executive incentive programs;

2.	Reviews and approves our policies regarding the use and implementation of equity compensation plans;

3.	Reviews the performance and determines the compensation of the Chief Executive Officer and for other executive officers;

4.	Works with the Chief Executive Officer to review the performance of the other executive officers and determines their compensation in consultation with the Chief Executive Officer;

5.	Works with the Chief Executive Officer on the professional development of the other named executive officers;

6.	Works with the Chief Executive Officer to establish a succession plan for senior management;

7.	May obtain advice and seek assistance from internal and external legal, accounting and other advisors as the Compensation Committee may deem appropriate; and

8.	Prepares the Compensation Committee report which is included in this Information Statement under the heading “Compensation Committee Report.”

Please see the “Compensation Discussion and Analysis” section of this Information Statement for information regarding the consideration and determination of executive compensation.

Governance and Nominating Committee

Nominations for election to the Board of Directors are made by the Governance and Nominating Committee. This Committee is responsible for selecting individuals as director nominees who have the highest personal and professional integrity, have demonstrated exceptional ability and judgment and are most effective, in conjunction with other members of the Board, in collectively serving the long-term interests of our stockholders. In evaluating whether an individual is suitable to serve as a director, the Committee will consider many factors, including an understanding of our business, a general understanding of finance, education and professional background.

The Governance and Nominating Committee will consider nominees for inclusion in the Company’s proxy materials recommended by any stockholder who has been a beneficial owner of at least $1,000 of common stock for at least one year, provided that the nomination is set forth in a written recommendation and mailed by certified mail, within the prescribed time, to the Corporate Secretary of the Company. Each submission must include the number of shares of common stock beneficially owned by the nominating stockholder, a statement of the qualifications of the nominee, a consent signed by the nominee evidencing a willingness to serve as a director, if elected, and a commitment by the nominee to meet personally with the Governance and Nominating Committee or the Company Board. Other than these submission requirements, the Governance and Nominating Committee applies the same criteria in evaluating nominees recommended by stockholders.

The Governance and Nominating Committee held three meetings in 2007.

The Governance and Nominating Committee’s responsibilities are set forth in the Governance and Nominating Committee Charter which is available on our website at http://ir.cnetnetworks.com. In fulfilling these responsibilities, the Governance and Nominating Committee:

1.	Reviews and makes recommendations to the Company Board with respect to the responsibilities and functions of the Company Board and Company Board committees;

2.	Makes recommendations to the Company Board concerning the composition of the Company Board, including identifying and recommending director candidates to fill vacancies on, or to be elected or re-elected to, the Company Board;

3.	Considers and evaluates the names and qualifications of any director candidates for the Company Board submitted by stockholders in accordance with the procedures set forth in our bylaws;

4.	Reviews the Company Board’s committee structure and recommends to the Company Board for its approval directors to serve as members of each Company Board committee;

5.	Oversees Company Board and committee self-evaluations;

6.	Formulates and reviews the Company Board’s Governance Guidelines on a periodic basis and recommends changes as appropriate;

7.	Reviews the Outside Director Compensation Plan and makes recommendations to the Company Board; and

8.	May retain any search firm to assist in identifying director candidates, and outside legal and other advisors as the Governance and Nominating Committee may deem appropriate.

Compensation Committee Interlocks and Insider Participation

None of the Compensation Committee members, Jarl Mohn, Susanne D. Lyons or Mark C. Rosenthal, is or has been a Company officer or employee. None of our executive officers served during 2007 on the board of directors or compensation committee or on any similar committee of any company that has one or more executive officers serving as a member of our Company Board or Compensation Committee.

DIRECTOR COMPENSATION

The following table sets forth information with respect to the compensation earned by each of our non-employee directors during the year ended December 31, 2007.

2007 Director Compensation

Name of Director	Fees Earned Or Paid in Cash(1)	Option Awards(2) (3)	Total
John C. “Bud” Colligan(4)	$36,000	$145,124	$181,124
Peter L. S. Currie(5)	$34,000	$301,312	$335,312
Susanne D. Lyons(6)	$23,343	$116,678	$140,021
Jarl Mohn(7)	$49,500	$328,926	$378,426
Betsey Nelson(8)	$44,500	$180,950	$225,450
Eric P. Robison(9)	$40,000	$145,124	$185,124
Mark C. Rosenthal(6)	$22,843	$116,678	$139,521
Shelby W. Bonnie(10)	—	—	—

(1)

Amounts shown consist of the amounts described below under Annual Cash Retainer and Meeting Fees, which reflects a pro-rated amount for length of service if less than a full year for directors. The fees earned by Mr. Colligan include $2,500 for serving as the Chair of the Compensation Committee during the first half of 2007. The fees earned by Mr. Mohn include an aggregate of $15,000 for serving as Chairman of the Board and for serving as Chair of the Compensation Committee and Governance and Nominating Committee during the second half of 2007. The fees earned by Ms. Nelson include $8,000 for serving as the Chair of the Audit Committee. The fees earned by Mr. Robison include $2,500 for serving as the Chair of the Governance and Nominating Committee during the first half of 2007.

(2)

In accordance with the terms of our Outside Director Compensation Plan, each director received an annual option grant on June 22, 2007 to purchase 20,000 shares at an exercise price of $8.60, the closing sales price of our common stock on that date. The grant date fair value of this grant was $4.75 per share, computed in accordance with Financial Accounting Standards Board Statement 123R, Share-Based Payments (“FAS 123R”). The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Please see Note 9 to the consolidated financial statements included in our original Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for the assumptions made in determining the valuation of option awards.

(3)	As of December 31, 2007, each non-employee director had the following aggregate number of shares underlying options outstanding:

Name of Director	Aggregate Number of Shares Underlying Options
John C. “Bud” Colligan	185,000
Peter L. S. Currie	100,000
Susanne D. Lyons	80,000
Jarl Mohn	155,000
Betsey Nelson	105,000
Eric P. Robison	178,334
Mark C. Rosenthal	80,000
Shelby W. Bonnie	—

(4)

On December 22, 2006, Mr. Colligan agreed to amend the exercise price of certain stock options held by him at that time, the modified price of which was determined on January 29, 2007. The stock options were granted with per share exercise prices below the fair market value of a share of our common stock on the date of grant whether or not vested as of December 31, 2004. Under this agreement, there was no incremental fair value to any modified option awards as of the modification date, computed in accordance with FAS 123R.

(5)

On December 22, 2006, Mr. Currie agreed to amend the exercise price of certain stock options held by him at that time, the modified price of which was determined on January 29, 2007. The stock options were granted with per share exercise prices below the fair market value of a share of our common stock on the date of grant whether or not vested as of December 31, 2004. Under this agreement, there was no incremental fair value to any modified option awards as of the modification date, computed in accordance with FAS 123R.

(6)

On April 24, 2007, Ms. Lyons and Mr. Rosenthal each received a new director option grant to purchase 60,000 shares at an exercise price of $8.85, the closing sales price of our common stock on that date. The grant date fair value of these grants was $4.69 per share, computed in accordance with FAS 123R.

(7)

On December 22, 2006, Mr. Mohn agreed to amend the exercise price of certain stock options held by him at that time, the modified price of which was determined on January 29, 2007. The stock options were granted with per share exercise prices below the fair market value of a share of our common stock on the date of grant whether or not vested as of December 31, 2004. Under this agreement, there was no incremental fair value to any modified option awards as of the modification date, computed in accordance with FAS 123R. In addition to the annual option grant to directors, Mr. Mohn received an option grant on June 22, 2007 to purchase 20,000 shares in connection with his service as Chairman of the Board of Directors. The grant date fair value of this grant was $4.75 per share, computed in accordance with FAS 123R.

(8)

On December 22, 2006, Ms. Nelson agreed to amend the exercise price of certain stock options held by her at that time, the modified price of which was determined on January 29, 2007. The stock options were granted with per share exercise prices below the fair market value of a share of our common stock on the date of grant whether or not vested as of December 31, 2004. Under this agreement, there was no incremental fair value to any modified option awards as of the modification date, computed in accordance with FAS 123R.

(9)

On December 22, 2006, Mr. Robison agreed to amend the exercise price of certain stock options, the modified price of which was determined on January 29, 2007. The stock options were granted with per share exercise prices below the fair market value of a share of our common stock on the date of grant whether or not vested as of December 31, 2004. Under this agreement, there was no incremental fair value to any modified option awards as of the modification date, computed in accordance with FAS 123R.

(10)	Mr. Bonnie resigned from the Board on March 22, 2007.

Outside Director Compensation Plan

As of December 31, 2007, each non-employee director received the compensation described below.

•	Annual Cash Retainer

•	An annual retainer of $15,000 payable in cash in equal installments on a quarterly basis, pro-rated for length of service if less than a full quarter; and

•

An annual retainer of $10,000 for the Chairman of the Board of Directors, $8,000 for the Chair of the Audit Committee and $5,000 for the Chair of each other committee, payable in cash in equal installments on a quarterly basis, pro-rated for length of service if less than a full quarter.

•	Meeting Fees

•	A fee equal to $2,000 for each Board meeting attended in-person and $500 for each Board meeting attended via telephone; and

•	A fee equal to $1,000 for each committee meeting attended either in person or via telephone, provided that no fees are paid with respect to committee meetings held in conjunction with Board meetings.

•	Option Grants

•	An annual option grant to purchase 20,000 shares to all directors made automatically on the date of our annual stockholder meeting;

•	An annual option grant to purchase 20,000 shares to any non-executive Chairman of the Board of Directors, made on the same date as the annual director grant referenced above; and

•	A one-time option grant to purchase 60,000 shares made on the effective date that a director joins our Board of Directors.

All of the options granted to directors under the Outside Director Compensation Plan are immediately exercisable on the date of grant, but any common stock issued upon exercise of the option remains subject to repurchase by the Company at the original cost. With respect to the one-time initial option grant to new outside directors, the Company’s repurchase right lapses and the optionee’s rights vest 1/3 on the first anniversary of the effective date of grant and thereafter at a rate of 1/36 per month beginning on the first day of the first month following the first annual vesting, for so long as the optionee remains a director of the Company. With respect to the annual option grant to outside directors, the Company’s repurchase right lapses and the optionee’s rights vest in 12 equal monthly installments beginning on the first day of the first month after the effective date of the grant. In addition, all of these option grants will become fully vested upon any sale of the Company including through a merger, recapitalization, reorganization, asset sale, tender offer or similar event, where less than 51% of the voting power and equity interest in the surviving or acquiring entity (or its parent) is beneficially owned by the stockholders.

Directors are entitled to reimbursement of fees incurred in connection with travel to and from meetings. In addition, we reimburse directors for fees paid to attend director education events.

STOCK OWNERSHIP OF

PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table shows the number of shares of common stock beneficially owned as of the close of business on March 31, 2008 (unless otherwise indicated) by:

•	Each named executive officer;

•	Each director;

•	Each person whom we know beneficially owns more than 5% of the common stock (based solely, in each case, on Schedule 13D and 13G filings on file as of May 21, 2008); and

•	The directors and executive officers as a group.

Unless otherwise indicated below, the address for each listed director and named executive officer is CNET Networks, Inc., 235 Second Street, San Francisco, California 94105.

Beneficial Ownership

Name and Address of Beneficial Owner	Amount and Nature of Ownership(1)	Percentage of Common Stock Outstanding
JANA Partners LLC(2)	22,664,337	14.88%
T. Rowe Price Associates, Inc.(3)	14,585,471	9.5%
TCS Capital GP, LLC(4)	11,953,487	7.85%
Maverick Capital, Ltd.(5)	11,836,999	7.77%
Legg Mason Capital Management, Inc.(6)	11,812,299	7.75%
BlackRock, Inc.(7)	11,178,284	7.34%
Shelby W. Bonnie(8)	9,569,426	6.28%
Lehman Brothers Holdings Inc.(9)	9,264,777	6.08%
Neil M. Ashe(10)	1,406,019	*
George E. Mazzotta(11)	385,416	*
Zander J. Lurie(12)	71,069	*
Joseph Gillespie(13)	330,727	*
Andy Sherman	—	—
Barry D. Briggs	—	—
John C. “Bud” Colligan(14)(21)	215,100	*
Peter L. S. Currie(15)(21)	100,000	*
Susanne D. Lyons(16)(21)	80,000	*
Jarl Mohn(17)(21)	155,400	*
Betsey Nelson(18)(21)	115,000	*
Eric P. Robison(19)(21)	183,334	*
Mark C. Rosenthal(20)(21)	80,000	*
All executive officers and directors as a group	3,122,065	2.01%
(13 persons)

*	Less than one (1) percent
(1)

Beneficial ownership is determined in accordance with SEC rules and includes options and warrants that are exercisable within 60 days of March 31, 2008. Percentages for each beneficial owner are based on 152,334,875 shares outstanding as of the close of business on March 31, 2008. Shares issuable upon exercise of outstanding options and warrants are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

(2)

Based upon information contained in Schedule 13Ds filed with the SEC on January 15, 2008. Consists of 15,481,159 shares held by JANA Partners LLC (“JANA Partners”), 2,583,979 shares held by Spark Management Partners, L.L.C. (“Spark”), 1,000,000 shares held by Velocity Interactive Management, LLC (“Velocity”), 129,199 shares held by Alex Interactive Media, LLC (“AIM”), 3,136,402 shares held by Castlerigg Master Investments Ltd. (“Castlerigg Master Investments”) and 333,598 shares held by CGS, Ltd. (“CGS” and together with JANA Partners, Spark, Velocity, AIM, and Castlerigg Master Investments, the “Dissident Group”). JANA Partners has sole voting and dispositive powers over 15,481,159 shares, which powers are exercised by the JANA Partners Principals, and shared voting and dispositive power over

1,000,000 shares, which power is shared with Velocity and shared voting and dispositive power over 114,333 shares, which power is shared with AIM. Spark has sole voting and dispositive powers over 2,583,979 shares, which powers are exercised by the Spark Principals, and shared voting and dispositive powers over 14,866 shares, which is shared with AIM. Each of Castlerigg Master Investments, Sandell Asset Management Corp. (“SAMC”), Castlerigg International Limited (“Castlerigg International”), Castlerigg International Holdings Limited (“Castlerigg Holdings”) and Thomas E. Sandell (“Sandell”) has shared voting and dispositive power over 3,136,402 of the shares held by Castlerigg Master Investments. Each of CGS, Castlerigg GS Holdings, Ltd. (“CGSH”), Castlerigg Global Select Fund Limited (“Castlerigg Global Select”), SAMC and Sandell had shared voting and dispositive power over 333,598 of the shares held by CGS. JANA Partners entered into certain agreements with Spark, Velocity and AIM relating to the respective parties’ investments in and activities relating to CNET Networks. By virtue of such agreements and the agreement dated January 4, 2008 between JANA Partners and SAMC on behalf of its funds, accounts, or other affiliated entities, the Dissident Group may be deemed to beneficially own all of the 22,664,337 shares listed above. Each of the members of the Dissident Group expressly disclaims beneficial ownership of the shares beneficially owned by the other members of the Dissident Group.

(3)

Based upon information contained in a Schedule 13G/A filed with the SEC on May 9, 2008. The address for T. Rowe Price Associates, Inc. (“Price Associates”) is 100 East Pratt Street, Baltimore, Maryland 21202. Price Associates has sole dispositive power over the 14,585,471 shares listed above and sole voting power over 2,242,666 of the shares listed above. T. Rowe Price Mid-Cap Growth Fund, Inc. has sole voting power over 4,000,000 of the shares listed. These securities are owned by various individuals and institutional investors which Price Associates serves as an investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates may be deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(4)

Based upon information contained in a Schedule 13G filed with the SEC on February 14, 2008. The address for TCS Capital GP, LLC (“TCS GP”) is 888 Seventh Avenue, Suite 1504, New York, New York, 10019. TCS GP is the beneficial owner of, and has sole voting and dispositive power over, the 11,953,487 shares listed above by virtue of being the general partner of each of TCS Capital, L.P., TCS Capital II, L.P. and TCS Capital Investments, L.P., which hold 681,000, 3,728,800 and 7,543,687 of such shares, respectively. By virtue of his position as principal of TCS GP, Eric Semler is the beneficial owner of, and has sole voting and dispositive power over, the 11,953,487 shares listed above.

(5)

Based upon information contained in a Schedule 13G filed with the SEC on February 14, 2008. The address for Maverick Capital, Ltd. is 300 Crescent Court, 18th Floor, Dallas, Texas 75201. Maverick Capital, Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of the 11,836,999 shares listed above through the investment discretion it exercises over its clients’ accounts. Maverick Capital Management, LLC is the general partner of Maverick Capital, Ltd. Mr. Lee S. Ainslie III is the manager of Maverick Capital Management, LLC and is granted sole investment discretion pursuant to Maverick Capital Management, LLC’s regulations. By virtue of his position as manager of Maverick Capital Management, LLC, Mr. Ainslie may be deemed to have the sole voting and dispositive power over all of 11,836,999 of the shares listed above.

(6)

Based upon information contained in a Schedule 13G filed with the SEC on February 14, 2008. The address for Legg Mason Capital Management, Inc. is 100 Light Street, Baltimore, Maryland 21202. Legg Mason Capital Management, Inc. has shared voting and dispositive power over the 11,812,299 of the shares listed above. Legg Mason Special Investment Trust, Inc., an investment company registered under the Investment Company Act of 1940 and managed by Legg Mason Capital Management, Inc., held 10,500,000 of the shares listed above and had shared voting and dispositive power over 10,500,000 of the shares listed above.

(7)

Based upon information contained in a Schedule 13G filed with the SEC on February 8, 2008. The address for BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022. BlackRock, Inc. is the beneficial owner of the 11,178,284 shares listed above through its control of the following entities: BlackRock Advisors LLC, BlackRock Investment Management LLC, and BlackRock (Channel Islands) Ltd. BlackRock, Inc. had shared voting and dispositive power over the 11,178,284 of the shares listed above.

(8)

Based upon information provided by Mr. Bonnie or his representatives. The address for Mr. Bonnie is 53 N. Park Avenue, Suite 53, Rockville Centre, NY 11570. Includes 9,029,719 shares held by Mr. Bonnie; 480,907 shares held by trusts for Mr. Bonnie and members of his immediate family’s benefit, as to which Mr. Bonnie disclaims beneficial ownership; and 58,800 shares held by a partnership controlled by Mr. Bonnie, as to which Mr. Bonnie disclaims beneficial ownership.

(9)

Based upon information contained in a Schedule 13G filed with the SEC on January 3, 2008. The address for Lehman Brothers Holdings Inc. (“Holdings”) is 745 Seventh Avenue, New York, New York 10019. Holdings is the beneficial owner of, and has the sole voting and dispositive power over, the 9,264,777 shares listed above by virtue of its direct or indirect ownership of each of Lehman Brothers Inc. (“LBI”), Lehman Brothers Special Financing Inc. (“LBSF”) and Lehman Brothers OTC Derivatives Inc. (“LOTC”). LOTC directly owns 358,813 of such shares and is wholly owned by Holdings. LBSF directly owns 8,867,543 of such shares and is wholly owned by LBI. LBI directly owns 38,421 of such shares, 37,500 of which are shares issuable upon the exercise of call options. LBI is wholly owned by Holdings and is a beneficial owner of the shares owned by LBSF.

(10)	Includes 1,381,019 shares subject to options held by Mr. Ashe that are exercisable within 60 days of March 31, 2008.
(11)	Includes 385,416 shares subject to options held by Mr. Mazzotta that are exercisable within 60 days of March 31, 2008.
(12)	Includes 65,103 shares subject to options held by Mr. Lurie that are exercisable within 60 days of March 31, 2008.
(13)	Includes 330,727 shares subject to options held by Mr. Gillespie that are exercisable within 60 days of March 31, 2008.
(14)	Includes 185,000 shares subject to options held by Mr. Colligan that are exercisable within 60 days of March 31, 2008.
(15)	Includes 100,000 shares subject to options held by Mr. Currie that are exercisable within 60 days of March 31, 2008.
(16)	Includes 80,000 shares subject to options held by Ms. Lyons that are exercisable within 60 days of March 31, 2008.
(17)

Includes 155,000 shares subject to options held by Mr. Mohn that are exercisable within 60 days of March 31, 2008. Also includes 200 shares held by trust for Mr. Mohn (the “Trust”) and 200 shares held by Alternate Liberty Investment Company, which is owned by the Trust, as to which Mr. Mohn disclaims beneficial ownership.

(18)	Includes 105,000 shares subject to options held by Ms. Nelson that are exercisable within 60 days of March 31, 2008.
(19)	Includes 178,334 shares subject to options held by Mr. Robison that are exercisable within 60 days of March 31, 2008.
(20)	Includes 80,000 shares subject to options held by Mr. Rosenthal that are exercisable within 60 days of March 31, 2008.
(21)

As of May 30, 2008, each non-employee director will hold unvested options to purchase, if exercised, the following number of shares of common stock that are subject to repurchase by us at cost as described under “Board of Directors and Governance—Director Compensation—Outside Director Compensation Plan”:

Name of Director	Number of Shares of Common Stock underlying Options Subject to Repurchase
John C. “Bud” Colligan	1,980
Peter L. S. Currie	13,334
Susanne D. Lyons	40,001
Jarl Mohn	3,647
Betsey Nelson	1,980
Eric P. Robison	1,980
Mark C. Rosenthal	40,001

Executive Compensation

Compensation Committee Report

This Compensation Committee Report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under such Acts.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth below in this Information Statement with management. Based on its review and discussions, the Compensation Committee recommended to the Company Board that the Compensation Discussion and Analysis be included in this Information Statement.

COMPENSATION COMMITTEE
Jarl Mohn, Chair
Susanne D. Lyons
Mark C. Rosenthal

Compensation Discussion and Analysis

Overview

The Compensation Committee is responsible for overseeing our executive compensation programs. As part of that responsibility, the Compensation Committee determines all compensation for the Chief Executive Officer, the Chief Financial Officer, and the other executives named in this Information Statement, which we sometimes refer to collectively as our named executive officers. Our goals are to design compensation programs that attract, retain and motivate highly qualified executives; align employee financial interests with long-term stockholder value creation; reward exceptional performance; and create incentives for corporate financial performance by tying a significant portion of variable-cash compensation to corporate financial performance. We also believe that our variable cash compensation programs should result in financial consequences for both successful and unsuccessful corporate and individual performance.

The objectives of our compensation programs are to:

•

Encourage and reward the achievement of revenue and adjusted EBITDA (operating income before depreciation, amortization, asset impairment, stock-based compensation expense and other non-cash or non-recurring charges as determined by the Committee) targets;

•	Promote the accomplishment of the Company’s strategic priorities that drive stockholder value;

•	Promote shared accountability across the Company for overall corporate goals;

•	Recognize the impact that an executive officer may have on our financial and other performance as a result of his or her role and responsibilities and related contributions; and

•	Provide compensation programs consistent with those of our peer companies and industry practices.

For more information about the Compensation Committee, its members and its responsibilities, please see the “Board of Directors and Governance” section of this Information Statement.

Role of Committee, Consultants and Management

The Compensation Committee has the ultimate authority to make compensation-related decisions for the Company’s executive officers, set incentive targets and make other compensation-related decisions as authorized and required by its charter. The Compensation Committee considers recommendations from compensation consultants, as well as the Chief Executive Officer in making such decisions.

In May 2007, we engaged Jackson Hole Group, a consulting firm to provide the Compensation Committee with advice regarding compensation of our executive officers, other than our Chief Executive Officer and former Chief Financial Officer. Although Jackson Hole Group was not engaged directly by the Compensation Committee, it reported directly to the Compensation Committee with respect to executive compensation. Jackson Hole Group has provided other services to the Company in the past, including management recruiting and management transition services and other consulting.

In August 2007, the Compensation Committee engaged Frederic W. Cook & Co. (“FW Cook”), an independent compensation consulting firm, to provide the Compensation Committee with advice regarding the compensation of our executive officers. FW Cook reports directly to the Compensation Committee and provides no other services to the Company unless approved by the Compensation Committee.

The Chief Executive Officer makes recommendations to the Compensation Committee regarding compensation of new and existing executives (other than his own compensation), including the financial performance targets to be used to determine incentive compensation. The Chief Executive Officer is not present during discussions at Compensation Committee meetings regarding his compensation.

Compensation Review and Approval Process

The Compensation Committee conducts an annual executive compensation review for our named executive officers, typically in the summer. As part of that process, the Compensation Committee evaluates the Company’s operating performance and the achievement of individual performance goals. The Compensation Committee determines whether changes to the compensation packages of any of the named executive officers are warranted. In addition, the Compensation Committee may review named executive officer compensation periodically throughout the year to ensure that our compensation programs are competitive. The most recent compensation review of the named executive officers, other than our Chief Executive Officer and former Chief Financial Officer, occurred in June 2007, resulting in increases to base salary, target bonuses and awards of stock options as described below. The compensation of our Chief Executive Officer and former Chief Financial Officer was not reviewed with the other named executive officers in June 2007. The Chief Executive Officer’s compensation was determined in October 2006 in connection with his promotion to Chief Executive Officer. The compensation of our former Chief Financial Officer was determined in December 2006 in connection with the executive agreement entered into with our former Chief Financial Officer at that time. The compensation of our Chief Executive Officer and former Chief Financial Officer was most recently reviewed in December 2007 and their total cash compensation was not changed.

During its review, the Compensation Committee analyzes our financial goals and performance and the Chief Executive Officer’s performance. In addition, the Chief Executive Officer evaluates the performance of each named executive officer and the Compensation Committee reviews these evaluations. In determining the compensation for each named executive officer, the Compensation Committee examines all components of compensation (as further described below), both individually and in the aggregate. We strive to create compensation packages for named executive officers that deliver base salary and total cash compensation that are between the 50th percentile and the 75th percentile based on the compensation practices of certain peer group companies with which we compete for executive talent. We believe this range allows us to remain competitive in the recruitment and retention of talent. To that end, each of our named executive officers was within that range for 2007, other than Mr. Ashe, our Chief Executive Officer, who was slightly below the 50th percentile.

To assist the Compensation Committee in its comparison of named executive officer cash compensation to that of our peers and to ensure that the compensation packages for named executive officers are competitive, in its June 2007 compensation review, the Compensation Committee utilized an analysis prepared by Jackson Hole Group. The analysis prepared by Jackson Hole Group was based on data obtained from the Radford Executive Survey, which publishes quarterly survey results regarding executive compensation in the general technology industry. Such data took into consideration companies with similar revenue, geographic location, industry and lines of business. In August 2007, the Compensation Committee asked that FW Cook assist it with evaluating our historical peer group. Based on FW Cook’s analysis, the Compensation Committee modified its historical peer group to include other U.S.-based, publicly traded media and technology companies with revenue and market capitalization within a range of approximately one-fourth to four times our revenue and market capitalization.

Beginning in December 2007, and taking into account the advice of FW Cook, the Compensation Committee redefined the peer group companies as follows:

• Akamai Technologies, Inc.	• Netflix, Inc.

• Drugstore.com, Inc.	• Priceline.com Incorporated

• Earthlink, Inc.	• RealNetworks, Inc.

• Gemstar – TV Guide International, Inc.	• Salesforce.com, Inc.

• Getty Images, Inc.	• TheStreet.com, Inc.

• GSI Commerce, Inc.	• Tivo Inc.

• IDC	• United Online, Inc.

• InfoSpace, Inc.	• ValueClick, Inc.

• Move, Inc.	• WebMD Health Corp.

The relative difference between the Chief Executive Officer’s total compensation and the total compensation of our other named executive officers is based on his responsibilities, experience and contributions to the overall success of the Company, and is consistent with such differences found among our peer companies.

Compensation Elements and Benefits

For 2007, the primary compensation elements for the named executive officers were (i) base salaries, (ii) performance-based cash bonuses and (iii) long-term equity compensation in the form of stock options. We do not use formulas in determining the mix of compensation elements. However, we have maintained a compensation structure that ties a significant portion of variable-cash compensation to corporate financial performance.

The named executive officers are entitled to the severance and change in control benefits described under “Employment Contracts, Termination of Employment and Change in Control Arrangements.” The named executive officers do not generally receive any benefits other than those available to all other U.S. employees. We do not have any deferred compensation programs or pension plans.

Base Salaries

The achievement of short-term goals is rewarded through salaries and through annual performance bonuses as discussed below. Base salaries for our named executive officers are intended to provide a fixed amount of compensation for performing day-to-day responsibilities. Salaries are reviewed annually against the most recent comparative peer group data and our overall performance. We also consider each named executive officer’s attainment of individual objectives during the preceding year, scope of responsibilities and experience levels.

Performance-Based Cash Bonuses

In December 2006, the Compensation Committee, on behalf of the Company Board, established the 2007 Annual Incentive Plan, which we refer to as the 2007 AIP. The 2007 AIP is designed to reward named executive officers for the achievement of corporate and/or specific business unit financial targets, as well as for named executive officers (other than the Chief Executive Officer and former Chief Financial Officer), individual performance goals. Similar to base salaries, we determined a target bonus opportunity under the 2007 AIP for each named executive officer based on our evaluation of the most recent comparative peer group data and our overall performance. We believe that a significant percentage of an executive’s total potential compensation should be variable, “at risk” pay that is tied to performance. Consistent with this objective, incentive bonuses for the named executive officers, other than the Chief Executive Officer, are generally at least 50% of the named executive officer’s base salary.

Prior to any bonuses being paid under the 2007 AIP, certain threshold levels of performance were required to be achieved. If the thresholds were met, then payments would have been made twice each year. Under the 2007 AIP, the first payment would have been up to 25% of the financial target opportunity and would generally have been paid in the third quarter based on performance for the first half of the year. The remaining 75% of the financial payment would generally have been paid in the first quarter of the following year based on full year results for the prior year. With respect to any individual performance component of the 2007 AIP, the two potential payments were weighted evenly based on achievement of individual goals for the first or second half of the year. However, even if corporate, business unit and individual performance goals had been met, the Compensation Committee retained discretion to reduce, but not increase, any bonus that would otherwise be payable under the 2007 AIP.

The objectives of the 2007 AIP were:

(1)	to align cash compensation to the market’s view of value creation through the establishment of revenue objectives (“2007 Revenue Objectives”) and adjusted EBITDA objectives (“2007 Adjusted EBITDA Objectives”);

(2)	to develop leadership and promote shared accountability across the organization for overall corporate goals; and

(3)	to ensure that rewards were appropriate for the level of individual performance and relative to increases in the Company’s financial performance.

In determining the 2007 Revenue Objectives, the Compensation Committee excluded the impact resulting from differences in foreign exchange rates used to budget international revenue as compared to foreign exchange rates used to convert actual revenues. The Compensation Committee excluded from the determination of 2007 Adjusted EBITDA Objectives the impact of asset impairments, expenses associated with our stock option investigation and related matters, certain foreign transactional taxes, the impact resulting from differences in foreign exchange rates used to budget international expenses as compared to foreign exchange rates used to convert actual expenses and costs associated with exiting businesses. The Compensation Committee excluded these amounts because they represent non-recurring and other items that are not indicative of our operating performance.

In establishing 2007 Revenue Objectives, 2007 Adjusted EBITDA Objectives, business unit goals and individual performance goals, we believed that such goals could not be easily achieved and would therefore reflect strong performance by our named executive officers. Historically, the ability to achieve the corporate financial goals under our incentive plans has been difficult. For the three-year period ended December 31, 2007, we achieved 100% of the target corporate financial goals under such plans in one year and achieved the threshold for payment of bonuses based on corporate financial goals under such plans in two years. This historical experience is consistent with our objectives that the corporate financial goals be difficult to achieve and represent variable “at risk” compensation for our executives.

The target bonus opportunities (each, a “2007 Target”) for each of the named executive officers were comprised of different components and weighted as follows:

Named Executive Officer	Corporate Revenue	Corporate Adjusted EBITDA	Business Unit Revenue	Business Unit Adjusted EBITDA	Individual Performance	Total
Neil M. Ashe	60%	40%	—	—	—	100%
George E. Mazzotta	60%	40%	—	—	—	100%
Joseph Gillespie	25%	15%	25%	15%	20%	100%
Zander J. Lurie	50%	30%	—	—	20%	100%
Andy Sherman	50%	30%	—	—	20%	100%

In 2007, the performance of the Chief Executive Officer and former Chief Financial Officer were measured entirely on corporate financial performance in order to align their performance more directly with our overall corporate performance. The performance of the other named executive officers were measured based on a combination of corporate financial performance, business unit performance (in the case of Mr. Gillespie) and individual performance. The individual performance components of the 2007 AIP were based on goals determined by each named executive officer and approved by the Chief Executive Officer. These goals consisted of initiatives over which each named executive officer had direct responsibility and which were critical to the success of the named executive officer’s business unit or corporate function and advanced our overall strategic priorities. We believe that incentive payments based in part on individual performance are appropriate as they reward performance over which the named executive officer has direct control.

The threshold for payment based on corporate financial performance under the 2007 AIP was 95.5% of the 2007 Revenue Objectives and 90% of the 2007 Adjusted EBITDA Objectives, which would have resulted in minimum bonus payments of 25% of 2007 Targets. The threshold for payment based on business unit performance for Mr. Gillespie under the 2007 AIP was 97% of the 2007 revenue objective for his business unit and 98% of the 2007 adjusted EBITDA objective for his business unit. The minimum thresholds under the 2007 AIP were designed to represent substantial achievement of the stated goals which warranted a partial funding under the 2007 AIP, although at less than the level that would have been funded had 100% of the target been met. If minimum thresholds had been met, payouts would have been between 25% and 300% of the financial component of a participant’s 2007 Target. We believe that payouts in excess of targets provide an appropriate incentive and reward mechanism for financial results in excess of planned levels. With respect to the individual performance component of the 2007 AIP, there was no minimum financial target required for payout.

In 2007, we did not achieve the 2007 Revenue Objectives and 2007 Adjusted EBITDA Objectives required for payment under the 2007 AIP, nor did Mr. Gillespie’s business unit achieve its 2007 revenue and adjusted EBITDA objectives. As such, no payments were made to any named executive officer based on corporate or business unit performance. However, after reviewing the Chief Executive Officer’s evaluations of the individual performance and contributions of Messrs. Gillespie and Lurie, the Committee determined to award Messrs. Gillespie and Lurie bonus payments under the 2007 AIP based on their achievement of individual performance objectives. Mr. Sherman was entitled to a guaranteed payment under the 2007 AIP under the terms of his offer letter. Messrs. Ashe and Mazzotta did not receive payments under the 2007 AIP because their 2007 Targets were based solely on corporate performance targets that were not achieved. Mr. Mazzotta received a $150,000 retention bonus in December 2007 under the terms of an executive agreement entered into in December 2006. Barry Briggs, our former President and Chief Operating Officer, was not eligible for a 2007 AIP payment because his employment with the Company terminated in January 2007, as discussed below.

2008 Annual Incentive Plan. In December 2007, the Compensation Committee established a 2008 Annual Incentive Plan, which we refer to as the 2008 AIP. The objectives of the 2008 AIP are consistent with those of the 2007 AIP. The 2008 AIP differs from the 2007 AIP in that it places greater weight on business unit financial performance in the case of Mr. Gillespie and introduces an individual performance component for the Chief Executive Officer and Chief Financial Officer, consistent with the remainder of the executive team.

The 2008 AIP includes the following components for each of the named executive officers:

Named Executive Officer	Corporate Revenue	Corporate Adjusted EBITDA	Business Unit Revenue	Business Unit Adjusted EBITDA	Individual Performance	Total
Neil M. Ashe	48%	32%	—	—	20%	100%
George E. Mazzotta*	48%	32%	—	—	20%	100%
Joseph Gillespie	18%	12%	30%	20%	20%	100%
Zander J. Lurie	48%	32%	—	—	20%	100%
Andy Sherman	48%	32%	—	—	20%	100%

*	Mr. Mazzotta resigned from the Company effective March 7, 2008 and is not eligible for any payments under the 2008 AIP.

The thresholds for payment based on corporate financial performance and business unit performance under the 2008 AIP were established taking into consideration historical and potential performance. The maximum financial payment under the 2008 AIP is capped at 200% of 2008 target bonus opportunities (as compared to 300% under the 2007 AIP), which we believe is more consistent with peer group practices. In establishing revenue and adjusted EBITDA objectives, business unit goals and individual performance goals for purposes of the 2008 AIP, we believed that such goals could not be easily achieved and would therefore, if achieved, reflect strong performance by our named executive officers.

Equity Compensation Grants and Awards Based Upon Performance

In connection with our annual and periodic compensation reviews, named executive officers have received an annual stock option award based upon their historical performance and anticipated future contributions. These awards are in ranges consistent with practices at peer companies. We believe that stock options are an important part of overall total compensation because they align the interests of named executive officers and other employees with those of stockholders and create incentives to maximize long-term stockholder value. In addition, they permit us to attract, retain and motivate outstanding and highly skilled individuals in an industry where individuals with experience in online media are in high demand and in a geographic region where many of our competitors have devoted significant resources to attracting, hiring and retaining talented employees.

In determining the total numbers of stock options to be granted annually to all recipients, including those to named executive officers, we review and evaluate:

•	option usage relative to market and peer company practices;

•

the number of stock options outstanding and compare this to total shares of common stock outstanding, with the resulting quotient representing “overhang,” a measure often evaluated by stockholders in assessing the potential dilution to earnings per share resulting from outstanding stock options;

•	outstanding options by exercise price to assess how effective stock options might be in the retention of employees; and

•	historic option usage including annual grants, and anticipated stock option utilization needs.

Option Grant Practices

The Compensation Committee administers our stock option programs. Each year, the Compensation Committee reviews the Chief Executive Officer’s recommendations for the number of shares that the Company intends to target for stock option awards during that calendar year. Thereafter, the Compensation Committee approves the total number of options to grant each year and has delegated authority to the Chief Executive Officer, Chief Financial Officer or the General Counsel to approve individual new hire, promotional and retention stock option grants to employees under certain guidelines. The Compensation Committee has not delegated authority to these officers to grant stock options to members of our executive committee, an employee who is an officer subject to Section 16 of the Exchange Act or any employee who is reasonably expected to be, within twelve months of the grant date, the Chief Executive Officer or one of the Company’s five most highly-compensated executive officers (other than the Chief Executive Officer).

Options are generally granted upon commencement of employment for employees at the director-level and above or as part of a broad-based annual grant considering eligible employees’ individual performance. In some instances, special grants may be awarded where deemed necessary to retain or reward an individual’s outstanding performance. As part of the new hire process, an employee may be awarded a stock option grant within a range approved by the Compensation Committee considering the employee’s level and position. Unless otherwise specified, option grants to new hires are generally effective on the fifth day of the month following the month in which our employee is hired. Other promotional and retention grants are also generally effective on the fifth day of the month following the month in which the action is taken.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to a company’s chief executive officer and any of the company’s three other most highly compensated executive officers who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for “qualifying performance-based” compensation (i.e., compensation paid only if the individual’s performance meets pre-established objective goals based on performance criteria approved by stockholders). For 2007, the only element of our compensation program designed to satisfy the requirements for deductible compensation under Section 162(m) was the equity grant component. Since the total cash compensation of each of our named executive officers is less than $1 million, we have not needed to structure these compensation elements to satisfy the requirements for deductible compensation under Section 162(m).

Neil M. Ashe’s Compensation

As Chief Executive Officer, Mr. Ashe’s 2007 compensation included the elements listed below:

•	Annual 2007 base salary: $500,000;

•	Annual 2007 Target bonus: $400,000; and

•	Stock option award: 100,000 shares (granted on January 7, 2008).

Mr. Ashe’s target bonus was 80% of his base salary, consistent with our belief that a significant percentage of an executive’s total potential compensation should be variable, “at risk” pay that is tied to performance. This percentage is consistent with market data. Mr. Ashe did not receive a bonus under the 2007 AIP because we did not achieve the threshold 2007 Revenue Objectives and 2007 Adjusted EBITDA Objectives established by the Compensation Committee. If we had achieved the threshold 2007 Revenue Objectives and 2007 Adjusted EBITDA Objectives under the 2007 AIP, Mr. Ashe would have been eligible to receive a minimum of $100,000 and a maximum of $1,200,000 in bonus payments.

Mr. Ashe’s stock option grant of 100,000 shares was provided in recognition of his service and contributions to the Company in 2007.

In examining and approving Mr. Ashe’s compensation as Chief Executive Officer, the Compensation Committee followed the process described above under “—Compensation Review and Approval Process.” The Compensation Committee determined that Mr. Ashe’s base salary provided adequate fixed income as compared to the Company’s peer group; that the 2007 Target, when considered with the 2007 AIP requirements, was a meaningful method to reward and incent Mr. Ashe consistent with our overall financial performance; and that the stock option award provided an appropriate incentive to align Mr. Ashe’s incentives with those of our stockholders to maximize long-term stockholder value. For additional information regarding Mr. Ashe’s compensation arrangements, see Item 3(a) of the Schedule under “—Additional Employee and Compensation Arrangements.”

George E. Mazzotta’s Compensation

As Chief Financial Officer, Mr. Mazzotta’s 2007 compensation included the elements listed below:

•	Annual 2007 base salary: $410,000;

•	Annual 2007 Target bonus: $210,000;

•	Stock option award: 300,000 shares; and

•	Retention bonus of $150,000 pursuant to his executive agreement for remaining an employee through December 31, 2007.

Mr. Mazzotta’s target bonus was 51% of his base salary, consistent with our belief that a significant percentage of an executive’s total potential compensation should be variable, “at risk” pay that is tied to performance. Mr. Mazzotta did not receive a bonus under the 2007 AIP because we did not achieve the threshold 2007 Revenue Objectives and 2007 Adjusted EBITDA Objectives established by the Compensation Committee. If we had achieved the threshold 2007 Revenue Objectives and 2007 Adjusted EBITDA Objectives under the 2007 AIP, Mr. Mazzotta would have been eligible to receive a minimum of $52,500 and a maximum of $630,000 in bonus payments. Under the terms of Mr. Mazzotta’s executive agreement, Mr. Mazzotta was guaranteed a retention bonus for 2007 of $150,000.

Mr. Mazzotta’s stock option grant of 300,000 shares was provided for in Mr. Mazzotta’s executive agreement and was in recognition of Mr. Mazzotta’s increased responsibilities during 2006 and 2007.

In examining and approving Mr. Mazzotta’s compensation as Chief Financial Officer, the Committee followed the process described above under “—Compensation Review and Approval Process.” The Compensation Committee determined that Mr. Mazzotta’s base salary provided adequate fixed income as compared to our peer group; that the 2007 Target, when considered with the 2007 AIP requirements, was a meaningful method to reward and incent Mr. Mazzotta consistent with our overall financial performance; and that the stock option award provided an appropriate incentive to align Mr. Mazzotta’s incentives with those of our stockholders to maximize long-term stockholder value. As discussed above, Mr. Mazzotta resigned as Chief Financial Officer, effective March 7, 2008.

Joseph Gillespie’s Compensation

As Executive Vice President, CNET, Mr. Gillespie’s 2007 compensation included the elements listed below:

•	Annual 2007 base salary: $375,000;

•	Annual 2007 Target bonus: $210,000; and

•	Stock option award: 250,000 shares.

Mr. Gillespie’s target bonus was 56% of his base salary, consistent with our belief that a significant percentage of an executive’s total potential compensation should be variable, “at risk” pay that is tied to performance. As disclosed in the “Summary Compensation Table” in this Information Statement, Mr. Gillespie was paid $42,000 under the 2007 AIP. Although we did not achieve the 2007 Revenue Objectives and 2007

Adjusted EBITDA Objectives, and Mr. Gillespie’s business unit did not achieve its 2007 revenue and adjusted EBITDA objectives, Mr. Gillespie was eligible to receive a bonus under the 2007 AIP because 20% of his 2007 Target was based on individual performance. The individual performance goals for Mr. Gillespie related to continuing to strengthen and enhance the CNET brand. We determined that his performance in 2007 was consistent with these goals. Assuming Mr. Gillespie achieved 100% of his individual performance component, if we and Mr. Gillespie’s business unit had achieved the minimum 2007 Revenue Objectives and 2007 Adjusted EBITDA Objectives under the 2007 AIP, Mr. Gillespie would have been eligible to receive a minimum of $52,500 and a maximum of $630,000 in bonus payments.

Mr. Gillespie’s stock option grant of 250,000 shares was determined based on a review of market data obtained from the Radford Executive Survey, and was awarded in recognition of his performance and expected contributions to the business.

In examining and approving Mr. Gillespie’s compensation as Executive Vice President, CNET, the Committee followed the process described above under “—Compensation Review and Approval Process.” The Compensation Committee determined that Mr. Gillespie’s base salary provided adequate fixed income as compared to our peer group; that the 2007 Target, when considered with the 2007 AIP requirements was a meaningful method to reward and incent Mr. Gillespie consistent with the Company’s overall financial performance as well as the performance and contribution of his business unit and his individual performance goals; and that the stock option award provided an appropriate incentive to align Mr. Gillespie’s incentives with those of our stockholders to maximize long-term stockholder value.

Zander J. Lurie’s Compensation

As Senior Vice President of Strategy and Development, Mr. Lurie’s 2007 compensation included the elements listed below:

•	Annual base salary from January 1, 2007 – June 24, 2007: $205,000;

•	Annual base salary from June 25, 2007: $285,000;

•	Annual 2007 Target bonus from January 1, 2007 – June 24, 2007: $100,000;

•	Annual 2007 Target bonus from June 25, 2007: $142,500;

•	Stock option award: 250,000 shares; and

•	2007 special cash bonus: $25,000.

Mr. Lurie’s target bonus was 50% of his base salary, consistent with our belief that a significant percentage of an executive’s total potential compensation should be variable, “at risk” pay that is tied to performance. As disclosed in the “Summary Compensation Table” in this Information Statement, Mr. Lurie was paid $24,250 under the 2007 AIP. Although we did not achieve the 2007 Revenue Objectives and 2007 Adjusted EBITDA Objectives, Mr. Lurie was eligible to receive a bonus based on individual performance. The individual performance goals for Mr. Lurie related to assisting the Company in formulating and continuing to execute against its strategic plan. We determined that his performance in 2007 was consistent with these goals. Assuming Mr. Lurie achieved 100% of his individual performance component, if we had achieved the minimum 2007 Revenue Objectives and 2007 Adjusted EBITDA Objectives under the 2007 AIP, Mr. Lurie would have been eligible to receive a minimum of $30,531 and a maximum of $366,369 in bonus payments. In addition, as noted above, Mr. Lurie received a special bonus of $25,000 in recognition of his leadership and achievements.

Mr. Lurie’s stock option grant of 250,000 shares was determined based on a review of market data obtained from the Radford Executive Survey, and was awarded in recognition of his performance and contributions to the business.

In examining and approving Mr. Lurie’s compensation as Senior Vice President of Strategy and Development, the Compensation Committee followed the process described above under “—Compensation Review and Approval Process.” The Committee determined that Mr. Lurie’s base salary provided adequate fixed income as compared to our peer group; that the 2007 Target, when considered with the 2007 AIP requirements was a meaningful method to reward and incent Mr. Lurie consistent with the Company’s overall financial performance as well as his individual performance goals; and that the stock option award provided an appropriate incentive to align Mr. Lurie’s incentives with those of our stockholders to maximize long-term stockholder value.

On February 5, 2008, Mr. Lurie was appointed as our Chief Financial Officer, effective March 7, 2008. In connection with that appointment, Mr. Lurie’s 2008 compensation was modified by the Committee to increase his annual base salary to $350,000, effective March 7, 2008. Mr. Lurie’s target bonus remains at 50% of his base salary.

For additional information regarding Mr. Lurie’s compensation arrangements, see Item 3(a) of the Schedule under “—Additional Employee and Compensation Arrangements.”

Andy Sherman’s Compensation

As Senior Vice President, General Counsel and Corporate Secretary of CNET, Mr. Sherman’s 2007 compensation included the elements listed below:

•	Annual base salary from June 25, 2007: $260,000;

•	Annual 2007 Target bonus: $130,000;

•	Initial stock option grant: 200,000 shares; and

•	Initial signing bonus: $100,000.

Mr. Sherman’s target bonus was 50% of his base salary, consistent with our belief that a significant percentage of an executive’s total potential compensation should be variable, “at risk” pay that is tied to performance. As disclosed in the “Summary Compensation Table” in this Information Statement, in connection with Mr. Sherman’s commencement of employment, he was guaranteed a bonus of $65,000 under the 2007 AIP.

Mr. Sherman’s stock option grant of 200,000 shares was awarded as part of his offer of employment and was determined based on a review of market data obtained from the Radford Executive Survey, and a comparison of the equity grants made to our other named executive officers.

In examining and approving Mr. Sherman’s compensation as Senior Vice President, General Counsel and Corporate Secretary, the Compensation Committee followed the process described above under “—Compensation Review and Approval Process.” The Compensation Committee determined that Mr. Sherman’s base salary provided adequate fixed income as compared to our peer group; that the 2007 Target, when considered with the 2007 AIP requirements and the portion of the bonus guaranteed under his offer of employment was a meaningful method to reward Mr. Sherman consistent with the Company’s overall financial performance as well as his individual performance goals; and that the stock option award provided an appropriate incentive to align Mr. Sherman’s incentives with those of our stockholders to maximize long-term stockholder value.

For additional information regarding Mr. Sherman’s compensation arrangements, see Item 3(b) of the Schedule under “—Additional Employee and Compensation Arrangements.”

Barry D. Briggs’ Compensation

On December 21, 2006, we entered into a general release and separation agreement with Mr. Briggs in connection with his resignation from the Company, which was effective January 12, 2007. Pursuant to the separation agreement, Mr. Briggs was paid severance in the amount of $750,000 upon his resignation. The Compensation Committee determined that his severance amount was appropriate based on Mr. Briggs’ position and length of service to the Company. Mr. Briggs was not eligible for a 2007 AIP bonus. Please see the “Employment Contracts, Termination of Employment and Change in Control Arrangements” section of this Information Statement and our Current Report on Form 8-K filed December 26, 2006 for a description of Mr. Briggs’ separation agreement.

Termination, Severance and Change in Control Benefits

The named executive officers are entitled to the severance and change in control benefits described below. We believe that these benefits are important in enabling us to attract and retain key members of our management team. In addition, we believe that providing benefits that are triggered upon a change in control transaction will help secure the continued employment and dedication of our named executive officers during such a transaction notwithstanding the concern they may have regarding their continued employment after such a transaction.

Mr. Ashe’s employment agreement provides for certain compensation and benefits if his employment is terminated without cause (as defined in his employment agreement) or if Mr. Ashe resigns for good reason (as defined in his employment agreement). Generally, Mr. Ashe is entitled to receive certain accrued benefits, as well as twelve months of base salary and an amount equal to the pro rata portion of the annual cash performance bonus for the year in which the termination occurs. If Mr. Ashe’s employment is terminated without cause or if Mr. Ashe terminates his employment for good reason, in each case, during the twelve-month period following a change in control (as defined in the employment agreement), then in addition to the benefits and the severance payment noted above, Mr. Ashe’s equity awards subject to time-vesting under the Company’s equity incentive plans would become fully vested and his stock options would become immediately exercisable. For additional information about Mr. Ashe’s employment agreement, see “Employment Contracts, Termination of Employment and Change in Control Arrangements; Employment Agreement with Neil M. Ashe” in this Information Statement.

On January 14, 2008, our Board of Directors, upon recommendation of the Committee and with the advice of FW Cook, our independent compensation consultant, approved severance agreements with Mr. Gillespie and Mr. Sherman and certain other members of our senior management (other than Mr. Ashe and Mr. Mazzotta), which we refer to as the executive severance agreements. On March 10, 2008, Mr. Lurie entered into an executive severance agreement that was approved by the Committee in connection with his appointment as Chief Financial Officer. For additional information about the executive severance agreements, see Item 3(a) of the Schedule 14D-9.

In connection with the adoption of the executive severance agreements, the Compensation Committee engaged FW Cook to survey and analyze the severance and change in control benefits of our peer group companies. FW Cook surveyed the same peer group that we considered in evaluating executive compensation in December 2007. Our objective was to provide severance and change in control benefits that were consistent with those of our peer group. In addition, in order to achieve internal equity, we structured the executive severance agreements so that the benefits provided did not exceed the benefits currently provided to our Chief Executive Officer, even where his benefits were lower than what was typical for our peer group. Based on the data and FW Cook’s analysis, we believe that the severance and change in control arrangements for our named executive officers are consistent with those of our peer group companies.

Compensation Conclusion

We determined that the total compensation of each of the named executive officers in 2007 was reasonable and not excessive. In making this determination, we specifically considered our financial performance, each named executive officer’s past contributions and potential future contributions and compensation at peer companies. We will continue to monitor our compensation programs to ensure that they remain consistent with our compensation objectives.

Summary Compensation Table

The following table sets forth information with respect to the compensation earned by each of our Chief Executive Officer, our Chief Financial Officer, the Executive Vice President of our CNET business unit, the Senior Vice President, General Counsel and Corporate Secretary and our former President and Chief Operating Officer and our former Chief Financial Officer (the named executive officers) for the years ended December 31, 2007 and 2006.

Name and Principal Position	Year	Salary		Bonus		Option Awards(1)		Non-Equity Incentive Plan Compensation(2)		All Other Compensation		Total
Neil M. Ashe(3)	2007	$500,000		—		$3,277,738		—		$16,294	(4)	$3,794,032
Chief Executive Officer	2006	$385,865		—		$1,347,220		$105,244		$12,558	(4)	$1,850,887

Zander J. Lurie(5) Chief Financial Officer	2007	$245,000		$25,000	(6)	$332,105		$24,250		$11,098	(4)	$637,453

Joseph Gillespie	2007	$375,000		—		$782,197		$42,000		$12,845	(4)	$1,212,042
Executive Vice President, CNET	2006	$368,962		—		$547,990		$101,491		$10,896	(4)	$1,029,339

Andy Sherman Senior Vice President, General Counsel and Corporate Secretary	2007	$130,000	(7)	$100,000	(8)	$102,885		$65,000	(8)	$6,439	(4)	$404,324

Barry D. Briggs(9)	2007	$32,304		—		$(50,181	)(9)	—		$751,836	(4)(9)	$733,959
Former President and Chief Operating Officer	2006	$368,962		—		$843,189		$103,470		$14,058	(4)	$1,329,679

George E. Mazzotta	2007	$410,000		$150,000	(10)	$1,234,870		—		$10,815	(4)	$1,805,685
Former Chief Financial Officer	2006	$353,962		$13,112	(10)	$691,964		$86,888		$6,460	(4)	$1,152,386

(1)

The dollar amount recognized for financial statement reporting purposes as computed in accordance with FAS 123R. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Please see Note 9 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and our original Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for the assumptions that we made in determining the valuation of option awards.

(2)

Includes amounts earned under the 2006 Annual Incentive Plan and the 2007 AIP for each of our named executive officers during the specified year, regardless of whether amounts were actually paid in such year. Our annual incentive plans provide that a portion of the named executive officer bonuses will generally be paid in the third quarter of the year for Company and individual performance, if applicable, for the first half of the year. The remainder of the bonuses are generally paid in the first quarter of the following year.

(3)	Mr. Ashe was appointed as Chief Executive Officer on October 10, 2006. He does not receive compensation in connection with his role as a member of the Board of Directors.
(4)

The amounts shown are comprised of health insurance premiums and up to $4,500 in Company matching of 401(k) contributions for the year ended December 31, 2007 and up to $1,500 in Company matching of 401(k) contributions for the year ended December 31, 2006. These are standard benefits available to all U.S. employees. The amount attributable to any perquisite or benefit for each named executive officer does not exceed the greater of $25,000 or 10% of the total amount of all perquisites received by such named executive officer.

(5)	Mr. Lurie was appointed as our Chief Financial Officer, effective March 7, 2008. He previously served as our Senior Vice President of Strategy and Development.

(6)	Mr. Lurie received a cash bonus of $25,000 on February 28, 2007.
(7)	Mr. Sherman joined the Company on June 25, 2007, and therefore his salary includes amounts paid from June 25, 2007 through December 31, 2007.
(8)

Under the terms of Mr. Sherman’s offer of employment, his bonus for 2007 was guaranteed at 50% of his earned base salary. Accordingly, Mr. Sherman was paid $65,000 under the 2007 AIP. In addition, Mr. Sherman received a signing bonus of $100,000.

(9)

Mr. Briggs resigned as President and Chief Operating Officer, effective January 12, 2007. Pursuant to his general release and separation agreement, Mr. Briggs was paid $750,000 upon his termination in 2007, which is reflected under “All Other Compensation” for 2007. For more information, please see the “Employment Contracts, Termination of Employment and Change in Control Arrangements; General Release and Separation Agreement with Barry D. Briggs” section of this Information Statement. In addition, his resignation resulted in a net forfeiture credit of $50,181 for 2007 as computed under FAS 123R.

(10)

Under the terms of Mr. Mazzotta’s offer of employment, his bonus for 2006 was guaranteed at a minimum of $100,000 and he was guaranteed a special bonus of $150,000 for remaining a full-time employee through December 31, 2007. Accordingly, in addition to his $86,888 payment under the 2006 Annual Incentive Plan, Mr. Mazzotta received an additional $13,112 in bonus for 2006 and a $150,000 special bonus in 2007. Mr. Mazzotta resigned as our Chief Financial Officer, effective March 7, 2008.

2007 Grants of Plan-Based Awards

The following table shows information concerning the grant of plan-based awards in 2007 to each of our named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)						All Option Awards: Number of Securities Underlying Options(2)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Option Awards(3)
		Threshold		Target		Maximum
Neil M. Ashe	—	$100,000		$400,000		$1,200,000		—	—	—
Zander Lurie	7/5/2007	$30,531		$122,123		$366,369		250,000	$8.24	$1,138,598
Joseph Gillespie	7/5/2007	$52,500		$210,000		$630,000		250,000	$8.24	$1,138,598
Andy Sherman	7/5/2007	$16,250	(4)	$65,000	(4)	$195,000	(4)	200,000	$8.24	$910,878
Barry D. Briggs	—	—		—		—		—	—	—
George E. Mazzotta(5)	1/5/2007	$52,500		$210,000		$630,000		300,000	$8.90	$1,419,697

(1)

Please see the “Summary Compensation Table” in this Information Statement for amounts earned by each named executive officer under the Company’s 2007 non-equity incentive plans and the “Compensation Discussion and Analysis” section of this Information Statement for more information regarding threshold, target and maximum payment calculations.

(2)	All options vest 1/4 on the first anniversary of grant and 1/48 per month thereafter.
(3)

The grant date fair value of each equity award is computed in accordance with FAS 123R. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. On December 20, 2006, certain of the executive officers agreed to amend the exercise price of certain stock options unvested as of December 31, 2004, the modified price of which was determined on January 29, 2007. Previously, the stock options were granted with per share exercise prices below the fair market value of a share of our common stock on the date of grant.

(4)	Because Mr. Sherman joined the Company on June 25, 2007, his threshold, target and maximum estimated future payouts are pro-rated for his partial year of service.
(5)	Pursuant to Mr. Mazzotta’s December 20, 2006 employment agreement, on January 5, 2007, Mr. Mazzotta was granted a stock option to purchase 300,000 shares of our common stock.

Outstanding Equity Awards as of December 31, 2007

The following table sets forth information regarding the outstanding equity awards held by each of our named executive officers as of December 31, 2007.

	Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price		Option Expiration Date
Neil M. Ashe	6/5/2002	160,000	—	$2.79		6/5/2012
	6/24/2003	75,000	—	$4.67		6/24/2013
	6/24/2003	125,000	—	$5.71	(2)	6/24/2013
	3/29/2004	187,500	12,500	$10.89	(2)	3/29/2014
	7/22/2004	71,750	12,250	$8.98	(2)	7/22/2014
	12/21/2004	15,000	5,000	$10.85	(2)	12/21/2014
	8/3/2005	72,916	52,084	$13.44		8/3/2015
	8/2/2006	33,333	66,667	$8.38		8/2/2016
	10/17/2006	437,500	1,062,500	$9.19		10/17/2016

Zander J. Lurie	3/6/2006	43,749	56,251	$13.60		3/6/2016
	8/2/2006	8,333	16,667	$8.38		8/2/2016
	7/5/2007	—	250,000	$8.24		7/5/2017

Joseph Gillespie	7/22/2004	128,125	21,875	$8.98	(2)	7/22/2014
	12/21/2004	74,999	25,001	$10.85	(2)	12/21/2014
	8/3/2005	58,333	41,667	$13.44		8/3/2015
	8/2/2006	25,000	50,000	$8.38		8/2/2016
	7/5/2007	—	250,000	$8.24		7/5/2017

Andy Sherman	7/5/2007	—	200,000	$8.24		7/5/2017

Barry D. Briggs(3)	—	—	—	—		—

George E. Mazzotta(4)	8/5/2005	233,333	166,667	$13.41		8/5/2015
	8/2/2006	33,333	66,667	$8.38		8/2/2016
	1/5/2007	—	300,000	$8.90		1/5/2017

(1)

All outstanding unvested options vest 1/4 on the first anniversary of grant and 1/48 per month thereafter, other than the option granted to Mr. Ashe on October 17, 2006, which vested 1/4 on October 10, 2007 and vests 1/48 per month thereafter.

(2)

On December 22, 2006, certain of the executive officers agreed to amend the exercise price of stock options vested as of December 31, 2004 which were granted with per share exercise prices below the fair market value of a share of our common stock on the date of grant.

(3)	Mr. Briggs resigned as President and Chief Operating Officer, effective January 12, 2007; he does not currently hold any stock options.
(4)	Mr. Mazzotta has until June 5, 2008 to exercise any options that were vested on March 7, 2008, the date his employment ceased.

2007 Option Exercises

The following table sets forth information regarding the exercise of stock options by each of our named executive officers as of December 31, 2007.

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)
Neil M. Ashe	—	—
Zander J. Lurie	—	—
Joseph Gillespie	—	—
Andy Sherman	—	—
Barry D. Briggs	182,701	$476,745
George E. Mazzotta	—	—

(1)	Amounts realized upon exercise of options are calculated by subtracting the exercise price of the options from the closing sale price of our common stock on the date of exercise.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN

CONTROL ARRANGEMENTS

The section below describes the potential payments that may be made to our named executive officers upon termination or a change in control, pursuant to individual agreements or otherwise. The “Potential Payments Upon Termination or Change in Control” table below estimates amounts that could be realized and/or payable to our named executive officers assuming certain events as of December 31, 2007, using the closing price of our common stock on such date on the NASDAQ Market ($9.14), and assuming the named executive officers could have exercised stock options and sold such underlying shares in compliance with applicable federal securities laws and in conformity with the applicable standards under Section 409A of the Internal Revenue Code of 1986. We cannot assure you that a termination or change in control would produce the same or similar results as those described if it occurs on any other date or at any other price, or if any assumption is not correct in fact. For additional information regarding our named executive officers’ compensation arrangements, see Item 3(a) of the Schedule.

Potential Payments Upon Termination or Change in Control

Name	Voluntary Termination, Death, Disability, Termination for Cause(1)	Termination without Cause or Resignation for Good Reason(2)		Termination without Cause or Resignation for Good Reason following a Change in Control(3)
Neil M. Ashe	$1,816,813	$2,716,813	(4)	$2,769,440	(5)
Zander J. Lurie	$6,333	$295,859	(6)	$676,026	(7)
Joseph Gillespie	$39,500	$424,042	(6)	$900,542	(7)
Andy Sherman	—	$273,899	(6)	$583,899	(7)
George E. Mazzotta	$25,333	$25,333		$148,000	(5)

(1)

The value shown is the amount realized assuming exercise of all outstanding vested options as of December 31, 2007, with an exercise price at or below $9.14, the closing sales price of our common stock on such date and the sale of the common stock issuable upon exercise of such options at such closing sales price. In addition, each executive officer would receive any earned but unpaid base salary and any accrued obligations until December 31, 2007. These types of payments would be available to all employees upon termination. The executive officers would not be eligible for their second half 2007 AIP payment under these assumptions.

(2)

Each amount shown in this column includes the amounts shown in the first column with respect to outstanding vested options as of December 31, 2007, with an exercise price at or below $9.14, the closing sales price of our common stock on such date.

(3)

Each amount shown in this column includes the amounts shown in the first column with respect to outstanding vested options as of December 31, 2007, as well as amounts realized assuming acceleration and exercise of all unvested options as of December 31, 2007, in each case with an exercise price at or below $9.14, the closing sales price of our common stock on such date.

(4)

Mr. Ashe’s employment agreement provides that if he is terminated without cause or if he resigns for good reason, he will receive a lump sum severance payment (i) equal to 12 months of his base salary in effect immediately prior to his termination plus (ii) an amount equal to the pro-rata portion of his annual cash performance bonus for the year in which termination occurs, assuming all applicable performance targets are attained at the 100% level. For additional information, see the “—Employment Agreement with Neil M. Ashe” section below.

(5)

The employment agreements entered into with Messrs. Ashe and Mazzotta provide that all the executive officer’s equity awards subject to time vesting under the Company’s equity incentive plans would become fully vested and his stock options would become immediately exercisable if such executive officer is terminated without cause or if he resigns for good reason during the 12-month period following a change in control. The amount shown in this column for Mr. Ashe also includes the amount of his lump sum severance payment. For additional information, see the “—Employment Agreement with Neil M. Ashe” and “—Executive Agreement with George M. Mazzotta” sections below.

(6)

The executive severance agreements entered into with each of Messrs. Lurie, Gillespie and Sherman provide that if, other than in connection with a change in control, such executive officer’s employment is terminated by us without cause or if the executive officer resigns for good reason, then he will receive (i) a lump sum severance payment equal to 12 months of such executive officer’s base salary in effect immediately prior to such executive officer’s termination and (ii) continued payment of health care premiums until the earlier of 12 months following the date of termination or the date that such executive officer first becomes eligible to participate in any other medical benefits plan. The value of the health care benefits assumes that the executive officer receives the full 12 months of health care benefits and assumes that the value of such benefits is equal to COBRA amounts for the year ended December 31, 2008. For additional information, see the “—Severance Agreements with Zander J. Lurie, Joseph Gillespie and Andy Sherman” section below.

(7)

The executive severance agreements entered into with Messrs. Lurie, Gillespie and Sherman provide that if such executive officer’s employment is terminated by us without cause or if such executive officer resigns for good reason, in either case within 24 months of a change in control, then such executive officer would be entitled to receive a lump sum payment equal to the sum of (i) base salary accrued but unpaid through the date of termination, (ii) earned but unpaid annual bonus for periods with respect to which the performance period to earn such bonus has closed, (iii) accrued but unused paid time off or sick pay, (iv) unreimbursed business expenses, and (v) any other compensation or benefits which may be owed or provided to such executive officer in accordance with any of the Company’s benefit plans or programs (the benefits referred to in clauses (i)-(v) are referred to as the “Accrued Obligations,” the values of which are not reflected in this column), (vi) lump sum payment of 12 months of base salary (defined as the higher of (1) the base salary as in effect for the year in which the termination occurs, or (2) base salary as in effect for the year in which the change in control occurs) and (vii) a lump sum amount equal to the pro rata portion of the annual cash performance bonus (defined as the higher of the annual incentive bonus which the executive officer was eligible for (1) in the year of termination or (2) in the year in which the change in control occurs), assuming all applicable performance targets are attained at the target level. In addition, all of such executive officer’s equity awards subject to time-vesting under our equity incentive plans would become fully vested and the executive officer’s stock options would become immediately exercisable until the earlier of their original expiration date or the first anniversary of the termination date. The executive officer would also be entitled to continued payment of health care premiums until the earlier of 12 months following the date of termination or the date that such executive officer first becomes eligible to participate in any other medical benefits plan. The value of the health care benefits assumes that the executive officer receives the full

12 months of health care benefits and assumes that the value of such benefits is equal to COBRA amounts for the year ended December 31, 2008. For additional information, see the “—Severance Agreements with Zander J. Lurie, Joseph Gillespie and Andy Sherman” section below.

Employment Agreements with Neil M. Ashe and George E. Mazzotta

The following definitions are used for the purposes of Mr. Ashe’s and Mr. Mazzotta’s employment agreements.

“Cause” generally includes:

•

willful and material failure substantially to perform his lawful duties to the Company (other than as a result of total or partial incapacity due to physical or mental illness) or willful and material failure to follow the lawful direction of the Board;

•	material dishonesty in the performance of his duties to the Company;

•	conviction of a felony under the U.S. or any state thereof;

•

willful and material misconduct in connection with his duties or any willful act or omission that materially injures the financial condition or business reputation of the Company or any of its subsidiaries or affiliates; and

•	willful and material breach of the employment agreement or any non-compete, non-solicitation or confidentiality provisions to which the executive officer is subject.

Any act or omission that constitutes a termination for cause shall not constitute a termination for cause if we do not send the executive officer a notice of termination within 45 days of the event; or with regard to the first and last bullet above, if the executive officer cures the act or omission within 20 days after delivery of the notice.

“Termination for good reason” generally includes the executive officer’s resignation from the Company other than as a result of his death, disability (as defined under the applicable agreement) or for cause (as defined under the applicable agreement), provided that his resignation occurs within 90 days after the occurrence of:

•	a reduction in base salary, target bonus or benefits;

•	assignment or removal of duties or responsibilities that result in a material diminution in overall duties, authority or scope of responsibilities;

•	relocation of employment by more than 30 miles without the executive officer’s consent; or

•	failure of a successor upon a change in control (as defined under the applicable agreement) to assume in writing and without qualification all obligations under his employment agreement.

Any event that constitutes grounds for a resignation for good reason shall not constitute a resignation for good reason if the executive officer does not send us a notice of termination within 45 days of the event; or we reverse the action or cure the default within 20 days after delivery of the notice.

A “change in control” generally consists of:

•	an acquisition of beneficial ownership representing 50% or more of the voting power of our then outstanding voting securities other than

•	an acquisition by our trustee or other fiduciary holding securities under our employee benefit plan or related trust,

•	an acquisition of voting securities by us or our stockholders (in substantially the same proportions as their ownership of our stock), or

•

an acquisition of voting securities pursuant to a merger, consolidation, reorganization or other business combination or sale of assets or acquisition of assets or stock described in the bullet below that would not be a change in control;

•

incumbent Board members ceasing to be a majority of the Board, provided that directors whose election or nomination for election was approved by at least a majority of the directors then comprising the incumbent Board shall be considered members of the incumbent Board;

•

a merger, consolidation, reorganization or other business combination or a sale or other disposition of all or substantially all or our assets or the acquisition of assets or stock of another entity (other than a transaction whereby

•	our voting securities after the transaction represent at least 50% of any successor entity’s outstanding voting securities,

•	after which more than 50% of the successor entity’s board were members of our incumbent Board approving the transaction, and

•	after which no party beneficially owns 50% or more of the successor entity’s voting securities); or

•	a liquidation or dissolution of the Company.

Employment Agreement with Neil M. Ashe

On December 20, 2006, we entered into an employment agreement with Neil M. Ashe, our Chief Executive Officer. Mr. Ashe’s employment agreement provides that his annual base salary is $500,000 and he is entitled to receive an annual performance bonus of up to $400,000, payable upon achievement of 100% of performance goals and objectives determined by the Board in its discretion. Unless otherwise provided, this bonus is paid in accordance with our annual incentive plan or any successor plan. In addition, Mr. Ashe is eligible to participate in our employee benefit plans of general application and receives such other benefits as we generally provide to our other employees.

The employment agreement acknowledges the terms of the grant made on October 17, 2006 of options to purchase 1,500,000 shares of our common stock. The agreement provides that the options have a 10-year term, subject to early expiration in the event Mr. Ashe’s employment is terminated, and vested and became exercisable as to 25% of the shares upon Mr. Ashe’s completion of one year of service measured from October 10, 2006, and thereafter vest as to 1/48th of the shares in substantially equal monthly installments.

The employment agreement provides that if Mr. Ashe’s employment is terminated without cause or if Mr. Ashe resigns for good reason, in addition to any other amounts he is entitled under any compensation plan or practice of the Company on the date of termination, Mr. Ashe will be entitled to the severance and other benefits described above under “Potential Payments Upon a Termination or Change in Control” under the column entitled “Termination without Cause or Resignation for Good Reason.” If Mr. Ashe’s employment is terminated without cause or if Mr. Ashe resigns for good reason, in each case, during the 12–month period following a change in control, then Mr. Ashe will be entitled to the severance and other benefits described above under “Potential Payments Upon a Termination or Change in Control” under the column entitled “Termination without Cause or Resignation for Good Reason following a Change in Control,” so long as Mr. Ashe executes an effective release of claims against the Company and resigns from the Board and all affiliated boards or committees thereof. Under the employment agreement, Mr. Ashe may, in his discretion, reject this immediate vesting or surrender vested options to the extent that the vesting, together with any other payments to which he may be entitled in connection with the change in control, could result in the imposition of an excise tax under Sections 280G and 4999 of the Internal Revenue Code of 1986.

In addition, Mr. Ashe has signed a proprietary rights agreement that covers protection of our proprietary information and assignment of inventions, which agreement shall survive termination of the employment agreement. The employment agreement also contains (i) a non-compete clause which states Mr. Ashe will not while employed by us, without the prior written consent of the Board, carry on any business or activity that is competitive with our business, nor engage in any other activities that conflict with his obligations to us, and (ii) a non-solicitation clause which states Mr. Ashe may not (a) while employed with us, solicit or attempt to influence purchases of our products or services by businesses competitive with us and (b) during the 12–month period after termination, without prior written consent of the Board, solicit or attempt to influence our employees or consultants to terminate their relationship with us or to become employed or engaged by our competitors.

Executive Agreement with George E. Mazzotta

On December 20, 2006, we entered into an executive agreement with George E. Mazzotta, our former Chief Financial Officer. Mr. Mazzotta’s executive agreement provided that he will receive a base salary of $410,000 and will be eligible to receive an annual performance bonus of up to $210,000 payable upon achievement of 100% of the performance goals and objectives determined by the Board in its discretion. Unless otherwise provided, this bonus will be paid in accordance with our annual incentive plan or any successor plan. The executive agreement also provided that Mr. Mazzotta is entitled to receive a special $150,000 bonus payable on December 31, 2007 if he remains a full-time employee through December 31, 2007.

On January 5, 2007, pursuant to the executive agreement, we granted Mr. Mazzotta options to purchase 300,000 shares of our common stock at a per share exercise price equal to the fair market value of our common stock on January 5, 2007. The agreement provides that these options will have a ten-year term, subject to early expiration in the event Mr. Mazzotta’s employment is terminated, and will vest and become exercisable as to 25% of the shares upon Mr. Mazzotta’s completion of one year of service measured from January 5, 2007, and will thereafter vest as to 1/48th of the shares in substantially equal monthly installments. At the time of Mr. Mazzotta’s resignation on March 7, 2008, 87,500 of the 300,000 options to purchase shares of our common stock had vested and were exercisable on or prior to June 5, 2008 (90 days from March 7, 2008).

The executive agreement provided that if Mr. Mazzotta’s employment is terminated without cause or if Mr. Mazzotta resigns for good reason, in each case during the 12-month period following a change in control, so long as Mr. Mazzotta executes an effective release of claims against the Company, all of Mr. Mazzotta’s outstanding unvested stock options will immediately vest. Notwithstanding the foregoing, Mr. Mazzotta may, in his discretion, reject such immediate vesting or surrender vested options to the extent that the vesting, together with any other payments to which he may be entitled in connection with the change in control, could result in the imposition of an excise tax under Sections 280G and 4999 of the Internal Revenue Code of 1986. Mr. Mazzotta resigned from his position with the Company effective March 7, 2008; therefore, his executive agreement terminated and no amounts are payable under this agreement.

In addition, Mr. Mazzotta signed a proprietary rights agreement that covers protection of the Company’s proprietary information and assignment of inventions, which agreement survives termination of the executive agreement.

Severance Agreements with Zander J. Lurie, Joseph Gillespie and Andy Sherman

On January 14, 2008, our Board of Directors, upon recommendation of the Compensation Committee and with the advice of FW Cook, our independent compensation consultant, approved severance agreements with Mr. Gillespie and Mr. Sherman and certain other members of our senior management (other than Mr. Ashe and Mr. Mazzotta), which we refer to as the executive severance agreements. On March 10, 2008, Mr. Lurie entered into an executive severance agreement that was approved by the Committee in connection with his appointment as Chief Financial Officer. Each of the executive severance agreements has a three-year term subject to renewal for four additional one-year periods unless notice of non-renewal is given 60 days prior to the annual renewal date. For additional information about the executive severance agreements, see Item 3(a) of the Schedule 14D-9.

Other Severance and Change in Control Benefits

In addition to the severance and change in control benefits described above, under the option agreements governing all options granted to each of our named executive officers since October 2001, other than options granted to Messrs. Ashe and Mazzotta which are governed by the terms of their employment agreements described above, if the named executive officer is involuntarily terminated within one year following a change in control transaction, then 18 months of unvested options subject to the agreement will immediately vest. We also have a standard severance plan applicable to all employees. The plan applicable to each of the named executive officers provides all vice president level employees and above with four weeks of pay or three weeks pay per year of service (with a minimum of 16 weeks pay and a maximum of 32 weeks pay). However, all of these benefits are superseded or reduced so there is no duplication of benefits by the change in control benefits set forth in the applicable employment agreement or executive severance agreement for each named executive officer.

General Release and Separation Agreement with Barry D. Briggs

On December 21, 2006, we entered into a general release and separation agreement with Barry D. Briggs, our former President and Chief Operating Officer in connection with his resignation from the Company, effective January 12, 2007. Pursuant to the separation agreement, Mr. Briggs was paid severance in the amount of $750,000 upon his resignation in 2007. Mr. Briggs did not receive accelerated vesting of options upon his resignation, but the exercise period for Mr. Briggs’ vested options was extended until the later of the 30-day period measured from the first date each option can be exercised in compliance with applicable federal securities laws and in conformity with the applicable standards under Section 409A of the Internal Revenue Code of 1986, and the 90-day period immediately following Mr. Briggs’s resignation date, but in no event later than the expiration date of the maximum term of such option. From January 12, 2007, Mr. Briggs’ termination date, through April 12, 2007, the last day he could exercise vested options, Mr. Briggs’ exercised 182,701 shares. In addition, Mr. Briggs is subject to a mutual non-disparagement clause under the separation agreement and a non-solicitation clause under the stock option agreements executed by him not to recruit or solicit current or certain former employees of the Company for a period of one year, which expired on January 12, 2008.

Except as provided above, there are no employment agreements with any of our named executive officers or plans or arrangements that would entitle them to any benefit upon termination, change in control, or other similar event. The amounts payable to certain of our executive officers upon completion of the Merger and in the event of termination following the Merger are described in Item 3(a) of the Schedule 14D-9.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Audit Committee Charter provides that the Audit Committee will review and, if appropriate, approve any transaction described in Item 404 of Regulation S-K in which the Company or any of its subsidiaries is a party and a board member, director, director nominee, executive officer or his or her family member (as defined in the Audit Committee Charter) has an interest. In addition, our ethics policies prohibit our employees and associates from participating in any conflict of interest transactions and requires disclosure and approval of any potential conflicts of interest. Our Governance Guidelines provide that directors must inform the Chairman of the Board and our Chief Executive Officer of any actual or potential conflict between the director and the Company. Under our Governance Guidelines, if the conflict is significant and cannot be resolved, the director should offer to resign.

INFORMATION REGARDING EXECUTIVE OFFICERS AND DIRECTORS SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our directors and officers must file reports with the SEC indicating the number of shares of common stock they beneficially own and any changes in their beneficial ownership. Copies of these reports must be provided to us. To our knowledge, all of these reports for transactions in 2007 were filed in a timely manner.

LEGAL PROCEEDINGS

Except as set forth in Item 8(g) of the Information Statement, there are no material legal proceedings to which any director, officer, affiliate or 5% owner of the Company, or any associate of any of such director, officer, affiliate or 5% owner of the Company is a party adverse to the Company or any of its subsidiaries or in which any of the foregoing has a material interest adverse to the Company or any of its subsidiaries.

ANNEX II

May 15, 2008

Board of Directors

CNET Networks, Inc.

235 Second Street

San Francisco, CA 94105

Members of the Board:

We understand that CNET Networks, Inc. (“CNET” or the “Company”), CBS Corporation (the “Buyer”) and Ten Acquisition Corp., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated May 14, 2008 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.0001 per share (the “Company Common Stock”), of the Company for $11.50 per share in cash, and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of Company Common Stock, other than shares held in treasury or held by the Buyer, Acquisition Sub or N Holdings I, Inc., a subsidiary of the Buyer (“Holding”), or as to which dissenters’ rights have been perfected, will be converted into the right to receive $11.50 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement. We further understand that approximately 1.0% of the outstanding shares of the Company Common Stock is owned by Holding.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock (other than the Buyer and its affiliates).

For purposes of the opinion set forth herein, we have:

(a)	reviewed certain publicly available financial statements and other business and financial information of the Company;

(b)	reviewed certain internal financial statements and other financial and operating data concerning the Company;

(c)	reviewed certain financial projections prepared by the management of the Company;

(d)	reviewed certain publicly available financial projections of the Company prepared by equity research analysts, as discussed with the management of the Company;

(e)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(f)	reviewed the reported prices and trading activity for the Company Common Stock;

(g)	compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of comparable publicly-traded companies and their securities;

(h)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(i)	participated in discussions and negotiations among representatives of the Company, the Buyer and their legal advisors;

(j)	reviewed the Merger Agreement and certain related documents; and

(k)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and formed a substantial basis for this opinion. With respect to the financial projections prepared by the management of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors and express no opinion as to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any party, other than the Buyer, with respect to the possible acquisition of the Company or certain of its constituent businesses.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the transaction. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and the Company and have received fees in connection with such services, including in connection with an ongoing financial advisory services engagement with the Company.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction. Morgan Stanley expresses no opinion or recommendation as to whether the holders of the Company Common Stock should tender their shares into the Tender Offer or take any other action, or how the shareholders of the Company should vote at any shareholders’ meeting held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock (other than the Buyer and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ ROBERT KINDLER
Robert Kindler
Vice Chairman

ANNEX III

Text of Section 262 of the Delaware General Corporation Law

Title 8, Corporations; Chapter 1, General Corporation Law; Subchapter IX, Merger Consolidation or Conversion

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

III-1

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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